Diversified Energy Company PLC
2025 Interim Report
For the Six Months Ended June 30, 2025
We have prepared our Interim Condensed Consolidated Financial Statements and the notes thereto in accordance with the International Accounting Standard 34, ‘Interim
Financial Reporting’ (“IAS 34”) as issued by the International Accounting Standards Board (the “IASB”). To provide metrics that we believe enhance the comparability of our results to similar companies, throughout this Interim Report, we refer to Alternative Performance Measures (“APMs”). APMs are intended to be used in addition to, and not as an alternative for the financial information contained within the Interim Condensed Consolidated Financial Statements, nor as a substitute for IFRS. In APMs within this
Interim Report, we define, provide calculations and reconcile each APM to its nearest IFRS measure. These APMs include “adjusted EBITDA,” “pro forma TTM adjusted
EBITDA,” “net debt,” “net debt-to-adjusted EBITDA,” “net debt-to-pro forma TTM adjusted EBITDA,” “total revenue, inclusive of settled hedges,” “adjusted EBITDA margin,”
“free cash flow,” “adjusted operating cost per Mcfe,” and “Employees, administrative costs and professional services.”
Forward-Looking Statements
This Interim Report contains forward-looking statements that can be identified by the following terminology, including the terms “may,” “might,” “will,”
“could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,”
“possible,” or the negative of these terms or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Interim Report and include, but are not limited to, statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial positions, liquidity, prospects, growth, strategies and the natural gas and oil industry. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances.
Forward-looking statements are not guarantees of future performance and the actual results of our operations, financial position and liquidity, and the development of the markets and the industry in which we operate, may differ materially from those described in, or suggested by, the forward-looking statements contained in this Interim Report. In addition, even if the results of operations, financial position and liquidity, and the development of the markets and the industry in which we operate are consistent with the forward-looking statements contained in this Interim Report, those results or developments may not be indicative of results or developments in subsequent periods. A number of factors could cause results and developments to differ materially from those expressed or implied by the forward-looking statements including, without limitation, general economic and business conditions, industry trends, competition, commodity prices, changes in regulation, currency fluctuations, our ability to recover our reserves, changes in our business strategy, political and economic uncertainty.
Forward-looking statements may, and often do, differ materially from actual results. Any forward-looking statements in this Interim Report speak only as of the date of this Interim Report, reflect our current view with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. Subject to the requirements of the
Prospectus Rules, the Disclosure and Transparency Rules and the Listing Rules or applicable law, we explicitly disclaim any obligation or undertaking publicly to release the result of any revisions to any forward-looking statements in this Interim Report that may occur due to any change in our expectations or to reflect events or circumstances after the date of this Interim Report.

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Strategic Review
Overview of Our Business
Diversified Energy Company PLC (the “Parent” or “Company”) and its wholly owned subsidiaries (together the “Group,” “DEC,” or “Diversified”) is an independent energy company engaged in the production, marketing and transportation of primarily natural gas.
Our proven business model creates sustainable value in today's natural gas market by investing in high-quality producing assets, reducing emissions, and improving asset integrity while generating significant, hedge-protected cash flows. We acquire, optimize, produce and transport natural gas, natural gas liquids, and oil from existing wells, then retire our wells at the end of their life to responsibly manage the resource previously developed by our peers, minimizing the environmental footprint, while sustaining important jobs and tax revenues for many local communities. While most companies in our sector are built to explore and develop new reserves, we maximize the potential of existing reserves through our focus on safely and efficiently operating existing wells to optimize their productive lives and economic capabilities, which in turn reduces the industry’s footprint on our planet.
Financial & Operating Results
Financial and operating results as of and for the six months ended June 30, 2025 include:
•Average daily production of 1,007 MMcfepd representing an increase of 34% when compared to 746 MMcfepd for the same period in 2024;
•Operating profit of $133 million as compared to operating profit of $2 million for the same period in 2024;
•Net loss of $34 million as compared to net income of $16 million for the same period in 2024. Diluted loss per share of $0.50, compared to diluted earnings per share of $0.32 for the same period in 2024;
•Operating expense of $346 million compared to $196 million for the same period in 2024;
•Realized $38 million in net losses on commodity derivatives settlements, a decrease of 148% when compared to $78 million in net gains for the same period in 2024;
•Repurchased 2,581,827 shares for $33.6 million (£25.3 million) at an average price of $13.03 per share (£9.80) compared to 618,547 shares for
$8.1 million (£6.4 million) at an average price of $13.09 per share (£10.28) for the same period in 2024;
•Total debt of $2.7 billion compared to $1.7 billion for the same period in 2024;
•Retired 170 DEC-owned wells. Of those, Next LVL Energy plugged a total of 122 wells in Appalachia, including 79 DEC-owned wells and 43 third-
party wells consisting of 32 state and federal orphan wells and 11 for third-party operators; and
Recent strategic developments:
•In April 2025, we placed $300 million of new senior secured notes in the Nordic bond market at a 2% discount, resulting in net proceeds of $294 million (the “Nordic Bonds”);
•In March 2025, we acquired Maverick Natural Resources, LLC (“Maverick”) for consideration of $446 million. The gross value of the transaction was approximately $1.275 billion and was funded through the issuance of 21,194,213 new common shares direct to the unitholders of Maverick, and approximately $211 million in cash. The transaction also included the assumption of approximately $518 million of ABS Maverick Notes outstanding and the payoff of $202 million outstanding on Maverick’s credit facility on the acquisition date;
•In March 2025, concurrent with the Maverick acquisition, we amended and restated the credit agreement governing our Credit Facility, increasing the borrowing base to $900 million and extending the maturity to March 2029;
•In February 2025, we formed Diversified ABS Phase X LLC, a limited-purpose, bankruptcy-remote, wholly-owned subsidiary (“ABS X”), to issue asset-backed securities with a total principal amount of $530 million (the “ABS X Notes”);
•In February 2025, we placed 8,500,000 new common shares at $14.50 per share (£11.58) to raise gross proceeds of $123 million (approximately
£98 million);
•In February 2025, we acquired certain upstream assets and related infrastructure in the Appalachian Region from Summit Natural Resources
(“Summit”) for $42 million; and
•In 2025 to date, we have divested certain non-core undeveloped acreage across our operating footprint for consideration of approximately $70 million.
Refer to Notes 4, 9, and 12 in the Notes to the Interim Condensed Consolidated Financial Statements for additional information regarding our acquisition, divestiture, share capital, and debt activities.
Key Performance Indicators
In assessing our performance, the Directors use key performance indicators (“KPIs”) to track our success against our stated strategy. The Directors assess our KPIs on an annual basis and modify them as needed, taking into account current business developments. The following KPIs focus on corporate and environmental responsibility, consistent cash flow generation underpinned by prudent cost management, low leverage and adequate liquidity to protect the sustainability of the business.
Refer to APMs within this Interim Report for information on how these metrics are calculated and reconciled to IFRS measures.

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	Six Months Ended
	June 30, 2025	June 30, 2024	December 31, 2024
Net debt-to-pro forma TTM Adjusted EBITDA	2.6x	2.7x	3.0x
Adjusted EBITDA margin	56%	49%	51%
Adjusted operating cost per Mcfe	$2.15	$1.74	$1.82
Net cash provided by operating activities	$264 million	$161 million	$185 million
Actual wells retired:
DEC-owned well retirements	170	140	75
Wells retired by Next LVL	122	118	79
Our Emissions Intensity, State Asset Retirement Goals and Safety Performance are reported on an annual basis. Refer to our 2024 Annual Report for additional information.

	Year Ended
	December 31, 2024	December 31, 2023
Emissions intensity (MT CO2e/MMcfe)	0.7	0.8
Total recordable incident rate “TRIR” (per 200,000 work hours)	0.89	1.28
Lost time incident rate “LTIR” (per 200,000 work hours)	0.38	1.04
Motor vehicle accidents “MVA” (incidents per million miles)	0.34	0.55
Results of Operations

	Six Months Ended
	June 30, 2025	June 30, 2024	Change	% Change
Net production
Natural gas (MMcf)	140,106	114,409	25,697	22%
NGLs (MBbls)	3,911	2,829	1,082	38%
Oil (MBbls)	3,121	730	2,391	328%
Total production (MMcfe)	182,298	135,763	46,535	34%
Average daily production (MMcfepd)	1,007	746	261	35%
% Natural gas (Mcfe basis)	77%	84%
Average realized sales price (excluding impact of derivatives settled in cash)
Natural gas (Mcf)	$3.11	$1.83	$1.28	70%
NGLs (Bbls)	25.76	25.07	0.69	3%
Oil (Bbls)	64.72	76.97	(12.25)	(16)%
Total (Mcfe)	$4.05	$2.48	$1.57	63%
Average realized sales price (including impact of derivatives settled in cash)
Natural gas (Mcf)	$2.88	$2.58	$0.30	12%
NGLs (Bbls)	23.09	23.82	(0.73)	(3)%
Oil (Bbls)	66.08	70.49	(4.41)	(6)%
Total (Mcfe)	$3.84	$3.05	$0.79	26%

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	Six Months Ended
	June 30, 2025	June 30, 2024	Change	% Change
Revenue (in thousands)
Natural gas	$435,082	$209,008	$226,074	108%
NGLs	100,745	70,935	29,810	42%
Oil	202,001	56,185	145,816	260%
Total commodity revenue	$737,828	$336,128	$401,700	120%
Midstream revenue	22,200	17,416	4,784	27%
Other revenue	18,037	15,130	2,907	19%
Total revenue	$778,065	$368,674	$409,391	111%
Gain (loss) on derivative settlements (in thousands)
Natural gas	$(31,437)	$86,035	$(117,472)	(137)%
NGLs	(10,440)	(3,561)	(6,879)	193%
Oil	4,223	(4,725)	8,948	(189)%
Net gain (loss) on derivative settlements(a)	$(37,654)	$77,749	$(115,403)	(148)%
Total revenue, inclusive of settled hedges(b)	$740,411	$446,423	$293,988	66%
Per Mcfe metrics
Average realized sales price (including impact of derivatives settled in cash)	$3.84	$3.05	$0.79	26%
Other revenue	0.22	0.24	(0.02)	(8)%
LOE	(1.12)	(0.73)	(0.39)	53%
Midstream operating expense	(0.20)	(0.26)	0.06	(23)%
Employees, administrative costs and professional services(b)	(0.26)	(0.30)	0.04	(13)%
Production taxes	(0.22)	(0.15)	(0.07)	47%
Transportation expense	(0.35)	(0.31)	(0.04)	13%
Proceeds received for leasehold sales(c)	0.38	0.05	0.33	660%
Adjusted EBITDA(b) per Mcfe	$2.29	$1.59	$0.70	44%
Adjusted EBITDA margin(b)	56%	49%
Other financial metrics (in thousands)
Adjusted EBITDA(b)	$417,977	$217,787	$200,190	92%
Operating profit (loss)	$133,215	$2,391	$130,824	5,472%
Net income (loss)	$(33,926)	$15,745	$(49,671)	(315)%
(a)Net gain (loss) on commodity derivative settlements represents cash (paid) or received on commodity derivative contracts. This excludes settlements on foreign currency and interest rate derivatives as well as the gain (loss) on fair value adjustments for unsettled financial instruments for each of the periods presented.
(b)Refer to APMs within this Interim Report for information on how certain of the metrics below are calculated and reconciled to IFRS measures.
(c)Consists of $70 million and $7 million in cash proceeds received from leasehold sales during the six months ended June 30, 2025 and 2024, respectively, less $6 million of basis in leasehold sales for the six months ended June 30, 2025.
Production, Revenue & Hedging
Total revenue in the six months ended June 30, 2025 of $778 million increased 111% from $369 million reported for the six months ended June 30,
2024, primarily due to a 63% increase in the average realized sales price, excluding the impact of derivatives settled in cash, and a 34% increase in sold volumes, which was primarily related to the Oaktree, Crescent Pass, and East Texas II acquisitions in 2024 and the Maverick and Summit acquisitions in
2025, and was offset by normal declines. Including commodity hedge settlement loss of $38 million and gain of $78 million in the six months ended
June 30, 2025 and 2024, respectively, total revenue, inclusive of settled hedges increased by 66% to $740 million in 2025 from $446 million in 2024.

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The following table summarizes average commodity prices for the periods presented:

	Six Months Ended
	June 30, 2025	June 30, 2024	$ Change	% Change
Henry Hub (Mcf)	$3.55	$2.07	$1.48	71%
Mont Belvieu (Bbls)	38.82	38.58	0.24	1%
WTI (Bbls)	67.58	78.76	(11.18)	(14)%
Commodity Revenue
The following table reconciles the change in commodity revenue (excluding the impact of hedges settled in cash) for the periods presented by reflecting the effect of changes in volume and in the underlying prices:

(In thousands)	Natural Gas	NGLs	Oil	Total
Commodity revenue for the six months ended June 30, 2024	$209,008	$70,935	$56,185	$336,128
Volume increase (decrease)	47,026	27,126	184,035	258,187
Price increase (decrease)	179,048	2,684	(38,219)	143,513
Net increase (decrease)	226,074	29,810	145,816	401,700
Commodity revenue for the six months ended June 30, 2025	$435,082	$100,745	$202,001	$737,828
To manage our cash flows in a volatile commodity price environment, we utilize derivative hedging contracts that allow us to fix the per unit sales prices for our production. As of June 30, 2025, approximately 80% of our production was fixed through derivative hedging contracts over the next twelve months. The tables below set forth the commodity hedge impact on commodity revenue, excluding and including cash received for commodity hedge settlements:

(In thousands, except per unit data)	Six Months Ended June 30, 2025
	Natural Gas		NGLs		Oil		Total Commodity
	Revenue	Realized $ per Mcf	Revenue	Realized $ per Bbl	Revenue	Realized $ per Bbl	Revenue	Realized $ per Mcfe
Excluding hedge impact	$435,082	$3.11	$100,745	$25.76	$202,001	$64.72	$737,828	$4.05
Commodity hedge impact	(31,437)	(0.23)	(10,440)	(2.67)	4,223	1.36	(37,654)	(0.21)
Including hedge impact	$403,645	$2.88	$90,305	$23.09	$206,224	$66.08	$700,174	$3.84

(In thousands, except per unit data)	Six Months Ended June 30, 2024
	Natural Gas		NGLs		Oil		Total Commodity
	Revenue	Realized $ per Mcf	Revenue	Realized $ per Bbl	Revenue	Realized $ per Bbl	Revenue	Realized $ per Mcfe
Excluding hedge impact	$209,008	$1.83	$70,935	$25.07	$56,185	$76.97	$336,128	$2.48
Commodity hedge impact	86,035	0.75	(3,561)	(1.25)	(4,725)	(6.48)	77,749	0.57
Including hedge impact	$295,043	$2.58	$67,374	$23.82	$51,460	$70.49	$413,877	$3.05
Refer to Note 8 in the Notes to the Interim Condensed Consolidated Financial Statements for additional information regarding derivative financial instruments.

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Expenses

(In thousands, except per unit data)	Six Months Ended
					Total Change		Per Mcfe Change
	June 30, 2025	Per Mcfe	June 30, 2024	Per Mcfe	$	%	$	%
LOE(a)	$204,623	$1.12	$98,511	$0.73	$106,112	108%	$0.39	53%
Production taxes(b)	39,750	0.22	19,993	0.15	19,757	99%	0.07	47%
Midstream operating expense(c)	37,103	0.20	35,563	0.26	1,540	4%	(0.06)	(23)%
Transportation expense (d)	64,129	0.35	42,045	0.31	22,084	53%	0.04	13%
Total operating expense	$345,605	$1.89	$196,112	$1.45	$149,493	76%	$0.44	30%
Employees, administrative costs and professional services(e)	47,092	0.26	40,482	0.30	6,610	16%	(0.04)	(13)%
Costs associated with acquisitions(f)	27,966	0.15	3,724	0.03	24,242	651%	0.12	400%
Other adjusting costs(g)	10,819	0.06	10,451	0.08	368	4%	(0.02)	(25)%
Non-cash equity compensation(h)	4,377	0.02	3,669	0.03	708	19%	(0.01)	(33)%
Total operating and G&A expense	$435,859	$2.38	$254,438	$1.89	$181,421	71%	$0.49	26%
Depreciation, depletion and amortization	164,205	0.90	119,220	0.88	44,985	38%	0.02	2%
Total expenses	$600,064	$3.28	$373,658	$2.77	$226,406	61%	$0.51	18%
(a)LOE encompasses costs incurred to maintain producing properties. These costs include direct and contract labor, repairs and maintenance, emissions reduction initiatives, water hauling, compression, automobile, insurance, and materials and supplies expenses.
(b)Production taxes consist of severance and property taxes. Severance taxes are typically paid on produced natural gas, NGLs and oil at fixed rates established by federal, state, or local taxing authorities. Property taxes are generally based on the valuation of our natural gas and oil properties and midstream assets by the taxing jurisdictions.
(c)Midstream operating expenses are daily costs incurred of operating our owned midstream assets, including employee and benefit expenses.
(d)Transportation expenses are the daily costs incurred from third-party systems to gather, process, and transport our natural gas, NGLs, and oil.
(e)Employees, administrative costs, and professional services include payroll and benefits for our administrative and corporate staff, costs of maintaining administrative and corporate offices, costs of managing our production operations, franchise taxes, public company costs, fees for audit and other professional services, and legal compliance.
(f)Costs associated with acquisitions are related to the integration of acquisitions, which will vary for each acquisition. For acquisitions classified as business combinations, these costs include transaction costs directly associated with a successful acquisition. They also encompass costs related to transition service arrangements, where we pay the seller of the acquired entity a fee to manage G&A functions until full integration of the assets. Additionally, these costs include costs to cover expenses for integrating IT systems, consulting, and internal workforce efforts directly related to incorporating acquisitions into our systems.
(g)Other adjusting costs include items that affect the comparability of results or are not indicative of ongoing business trends. These costs consist of one-time projects, contemplated transactions or financing arrangements, contract terminations, deal breakage and/or sourcing costs for acquisitions, and unused firm transportation.
(h)Non-cash equity compensation represents the expense recognition for share-based compensation provided to key members of the management team.
Operating Expense
Per unit operating expense increased due to:
•Higher per unit LOE that rose 53%, or $0.39 per Mcfe, which is reflective of the completion of four acquisitions since August of 2024. Moreover, these acquisitions focused on more liquids-heavy assets, which have higher per unit costs and per unit revenues than our natural gas assets;
•Higher per unit production taxes that increased 47%, or $0.07 per Mcfe, was primarily attributable to the acquisitions completed during the period, as well as a significant increase in natural gas commodity pricing; and
•Higher per unit transportation expense that increased 13%, or $0.04 per Mcfe, was primarily related to the more liquids-heavy acquisitions completed during the period, which carry higher per unit transportation costs.
Partially offsetting the per unit increase was:
•Lower per unit midstream operating expense that declined 23%, or $0.06 per Mcfe, while total midstream operating expense remained consistent.
The reduction of per unit costs were due to an increase in total volumes as a result of acquisitions during the period.
General & Administrative (“G&A”) Expense
G&A expense increased due to:
•Higher costs associated with acquisitions primarily resulting from closing costs of $21 million related to the acquisition of Maverick, as well as other acquisition and integration-related expenses;
•Slightly higher other adjusting costs primarily due to costs associated with one-time personnel-related expenses and legal fees from certain litigation; and
•Higher employees, administrative costs and professional services due to growth from acquisitions. On a per Mcfe basis, these costs decreased
13%, or $0.04 per Mcfe, due to synergies achieved to date related to the Maverick acquisition.

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Other Expenses
Depreciation, depletion and amortization (“DD&A”) increased due to:
•Higher depletion expense as a result of an increase in production, proved reserves, and our depreciable base driven by the acquisitions during the period. While our DD&A rate remained relatively consistent, depletion expense increased due to a significant increase in production as a result of the acquisitions made during the period; and
•Higher depreciation and amortization expense attributable to an increase in the depreciable cost basis of property, plant & equipment primarily resulting from acquisitions during the period.
Derivative Financial Instruments
We recorded the following gain (loss) on derivative financial instruments in the Consolidated Statement of Comprehensive Income for the periods presented:

	Six Months Ended
(In thousands)	June 30, 2025	June 30, 2024	$ Change	% Change
Net gain (loss) on commodity derivative settlements(a)	$(37,654)	$77,749	$(115,403)	(148)%
Net gain (loss) on interest rate swaps(a)	70	100	(30)	(30)%
Total gain (loss) on settled derivative instruments	$(37,584)	$77,849	$(115,433)	(148)%
Gain (loss) on fair value adjustments of unsettled financial instruments(b)	(77,630)	(80,117)	2,487	(3)%
Total gain (loss) on derivative financial instruments	$(115,214)	$(2,268)	$(112,946)	4,980%
(a)Represents the cash settlement of hedges that settled during the period.
(b)Represents the change in fair value of financial instruments, net of removing the carrying value of hedges that settled during the period.
For the six months ended June 30, 2025, we recognized a loss on derivative financial instruments of $115 million compared to a loss of $2 million in
2024. Adjusting our unsettled financial instruments to their fair values drove a loss of $78 million in 2025, as compared to a loss of $80 million in 2024, which is reflective of higher commodity prices on the forward curve.
For the six months ended June 30, 2025, we recognized a loss on settled derivative instruments of $38 million as compared to a gain of $78 million in
2024. The loss on settled derivative instruments primarily relates to higher commodity prices than those we secured through our derivative contracts.
Refer to Note 8 in the Notes to the Interim Condensed Consolidated Financial Statements for additional information regarding derivative financial instruments.
Finance Costs

	Six Months Ended
(In thousands)	June 30, 2025	June 30, 2024	$ Change	% Change
Interest expense, net of capitalized and income amounts(a)	$94,544	$52,494	$42,050	80%
Amortization of discount and deferred finance costs	3,427	8,087	(4,660)	(58)%
Other	198	—	198	100%
Total finance costs	$98,169	$60,581	$37,588	62%
Loss on early retirement of debt(b)	$39,485	$10,649	$28,836	271%
(a)Includes payments related to borrowings and leases.
(b)In March 2025, in connection with the close of the Maverick acquisition, we amended and restated the credit agreement governing the Credit Facility resulting in the write-off of unamortized debt issuance costs of $13 million. In February 2025 we used proceeds from the ABS X Notes to repay the outstanding principal of the ABS I &
II notes and Term Loan I, thereby retiring the ABS I & II notes and Term Loan I from the Group’s outstanding debt and resulting in a loss on the early retirement of debt of $27 million. In May 2024, we used proceeds from the ABS VIII Notes to repay the outstanding principal of the ABS III & V notes, thereby retiring the ABS III &
V notes from our outstanding debt and resulting in a loss on the early retirement of debt of $11 million.
For the six months ended June 30, 2025, interest expense of $95 million increased $42 million compared to $52 million in 2024, primarily due to higher outstanding balances on our ABS structures and Credit Facility as compared to the six months ended June 30, 2024. These increases were partially offset by the retirement of the ABS I Notes, ABS II Notes, Term Loan I, Term Loan II, and Oaktree Seller’s Note.
As of June 30, 2025 and 2024, total borrowings were $2.7 billion and $1.7 billion, respectively. For the period ended June 30, 2025, the weighted average interest rate on our borrowings was 7.97% as compared to 7.22% as of June 30, 2024. This increase primarily resulted from a change in the mix of our financing year-over-year. As of June 30, 2025, 70% of our borrowings were in fixed-rate, hedge-protected, amortizing ABS structures as compared to 84% as of June 30, 2024.
As discussed above, during the six months ended June 30, 2025 we amended and restated the credit agreement governing the Credit Facility, which resulted in a write-off of unamortized debt issuance costs of $13 million. We used proceeds from the ABS X Notes to repay the outstanding principal of

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the ABS I & II notes and Term Loan I, which resulted in a loss on early extinguishment of debt of $27 million. During the six months ended June 30,
2024 we used proceeds from the ABS VIII Notes to repay the outstanding principal of the ABS III & V notes, which resulted in a loss on early extinguishment of debt of $11 million, which primarily included a $9 million charge for the accelerated amortization of the remaining deferred financing costs and $2 million related to an early payment fee.
Refer to Notes 4 and 12 in the Notes to the Interim Condensed Consolidated Financial Statements for additional information regarding acquisitions and borrowings, respectively.
Taxation
The differences between the statutory U.S. federal income tax rate and the effective tax rates are summarized as follows:

Six Months Ended
(In thousands) June 30, 2025	June 30, 2024
Expected tax at statutory U.S. federal income tax rate	21.0%	21.0%
State income taxes, net of federal tax benefit	4.4%	2.1%
Federal credits (a)	(50.2)%	96.9%
Other, net	1.3%	(0.9)%
Effective tax rate	(23.5)%	119.1%
(a)The impact and the presentation of the federal tax credits on our effective tax rate can be positive or negative based on our expected annual pre-tax income or loss.
The Group expects pre-tax income for the year-ended December 31, 2025, while the Group expected and realized pre-tax loss for the six months ended June 30, 2024 and the year ended December 31, 2024, respectively.
The effective tax rates were recognized based on management’s estimate of the weighted average annual effective tax rate expected for the full financial year. The estimate of the annual effective tax rate is subject to variation due to several factors, including variability in expected annual pre-tax book income or loss by jurisdiction, tax credits, and changes in tax laws. The effective tax rate for June 30, 2025 and 2024 was primarily impacted by the recognition of the federal marginal well tax credit available to qualified producers expected for the full financial year. The federal government provides these credits to encourage companies to continue producing lower-volume wells during periods of low prices to maintain the underlying jobs they create and the state and local tax revenues they generate for communities to support schools, social programs, law enforcement and other similar public services. Additionally, the effective tax rate can be more or less volatile based on the amount of pre-tax income or loss. For example, the impact of tax credits on our effective tax rate can be positive or negative based on our expected annual pre-tax income or loss. The resulting effective tax rates for the six months ended June 30, 2025 and 2024 were (24)% and 119%, respectively.
The provision for income taxes in the Consolidated Statement of Comprehensive Income is summarized below:

	Six Months Ended
	June 30, 2025	June 30, 2024	$ Change	% Change
Income (loss) before taxation	$(27,466)	$(82,252)	$54,786	(67)%
Effective tax rate	(23.5)%	119.1%
Income tax (benefit) expense	6,460	(97,997)	104,457	(107)%
For the six months ended June 30, 2025, we reported tax expense of $6 million compared to a benefit of $98 million in 2024, which was a result of the change in the income or loss before taxation and a change in the effective tax rate as discussed above.
Refer to Note 7 in the Notes to the Interim Condensed Consolidated Financial Statements for additional information regarding taxation.
Operating Profit, Net Income, EPS & Adjusted EBITDA

(In thousands, except per unit data)	Six Months Ended
	June 30, 2025	June 30, 2024	$ Change	% Change
Operating profit (loss)	$133,215	$2,391	$130,824	5,472%
Net income (loss) attributable to owners of the Diversified Energy Company PLC	(34,481)	15,061	(49,542)	(329)%
Adjusted EBITDA	417,977	217,787	200,190	92%
Earnings (loss) per share - basic	$(0.50)	$0.32	$(0.82)	(256)%
Earnings (loss) per share - diluted	(0.50)	0.32	(0.82)	(256)%

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Table of Contents	Diversified Energy Company PLC Interim Report 2025	Strategic Review
For the six months ended June 30, 2025, we reported a net loss of $34 million compared to net income of $15 million, a decrease of 329%. For the six months ended June 30, 2025, we reported basic loss per share of $0.50 compared to basic earnings per share of $0.32 in 2024, a decrease of 256%.
We also reported an operating profit of $133 million compared with an operating profit of $2 million for the six months ended June 30, 2025 and 2024, respectively. The year-over-year decrease in net income was primarily attributable to a $113 million increase in the loss on derivative financial instruments due to changes in commodity prices on the forward curve, a $104 million swing in income tax to an expense, a $38 million increase in finance costs, $29 million increase in loss on early retirement of debt. Partially offsetting the decrease in net income was an increase in gross profit of
$215 million and a $57 million increase in gains on sales of assets.
Excluding the mark-to-market loss on derivative valuations, as well as other customary adjustments, we reported adjusted EBITDA of $418 million for the six months ended June 30, 2025 compared to $218 million in 2024, representing an increase of 92%. The increase in this metric was primarily a result of growth through the Crescent Pass, and East Texas II acquisitions in the second half of 2024 and the Maverick and Summit acquisitions in 2025.
Also contributing to the increase were increases in commodity pricing.
Refer to APMs within this Interim Report for information on how adjusted EBITDA is calculated and reconciled to IFRS measures.
Liquidity & Capital Resources
Overview
Our primary sources of liquidity are cash generated from operating activities and available capacity under our Credit Facility. As of June 30, 2025, we had approximately $416 million of liquidity, consisting of $24 million of cash on hand and $392 million of availability under our Credit Facility.
When we acquire assets for growth, we complement our Credit Facility with long-term, fixed-rate, fully-amortizing, asset-backed debt secured by certain natural gas and oil assets. This financing strategy aligns with the long-life nature of our assets, offering us lower borrowing rates and a clear path to reduce leverage through scheduled principal payments. For larger acquisitions that require greater capital outlays, we also periodically raise funds through secondary equity offerings to maintain an appropriate leverage profile.
We closely monitor our working capital to ensure it remains sufficient for business operations, using any excess liquidity primarily to repay debt.
Alongside managing working capital, we take a disciplined approach to controlling operating costs and allocating capital resources. This approach ensures that capital investments generate returns that support our strategic initiatives.
Capital expenditures were $89 million for the six months ended June 30, 2025 compared to $21 million for the six months ended June 30, 2024. The increase was primarily driven by the development of proved undeveloped wells acquired in the Maverick acquisition. We expect to meet our capital expenditure needs for the foreseeable future from our operating cash flows and our existing cash and cash equivalents. Our future capital requirements will depend on several factors, including our growth rate, commodity prices, and future acquisitions.
With respect to other known current obligations, we believe that our sources of liquidity and capital resources will be sufficient to meet our existing business needs for at least the next 12 months. However, our ability to satisfy our working capital requirements, debt service obligations, and planned capital expenditures will depend upon our future operating performance, which will be affected by prevailing economic conditions in the natural gas and oil industry and other financial and business factors, some of which are beyond our control.
Refer to Note 12 in the Notes to the Interim Condensed Consolidated Financial Statements for additional information regarding our current debt obligations.
Liquidity
The table below represents our liquidity position as of the periods presented:

	As of
(In thousands)	June 30, 2025	December 31, 2024
Cash and cash equivalents	$23,743	$5,990
Available borrowings under the Credit Facility(a)	391,961	86,690
Liquidity	$415,704	$92,680
(a)Represents available borrowings under the Credit Facility of $427 million as of June 30, 2025 less outstanding letters of credit of $35 million as of such date. Represents available borrowings under the Credit Facility of $101 million as of December 31, 2024 less outstanding letters of credit of $14 million as of such date.
Debt
Our net debt consisted of the following as of the periods presented:

	As of
(In thousands)	June 30, 2025	December 31, 2024
Non-recourse ABS debt	$1,911,038	$1,443,013
Other debt	765,872	250,229
Total debt	$2,676,910	$1,693,242
LESS: Cash and cash equivalents	23,743	5,990
LESS: Restricted cash(a)(b)	103,158	46,269
Net debt	$2,550,009	$1,640,983

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Table of Contents	Diversified Energy Company PLC Interim Report 2025	Strategic Review
(a)The increase of restricted cash as of June 30, 2025, is due to the addition of $19 million and $31 million in restricted cash for the ABS X Notes and ABS Maverick Notes, respectively, offset by $4 million for the retirement of the ABS I & II notes.
Refer to Note 12 in the Notes to the Interim Condensed Consolidated Financial Statements for additional information regarding borrowings.
Asset Retirement Obligations
We remain proactive and innovative in our approach to asset retirement. Following our LSE IPO in 2017, we initiated meetings with state officials to develop a long-term plan for retiring our expanding portfolio of long-life wells. By collaborating with state regulators, we have designed our retirement activities to be equitable for all stakeholders, with a strong emphasis on environmental responsibility. Our asset retirement program demonstrates our strong commitment to a healthy environment and the surrounding communities. We anticipate continued investment and innovation in this area.
Asset retirements for the six months ended June 30, 2025 were as follows:

DEC-owned well retirements	170
3rd party-owned well retirements(a)	43
Total wells retired	213
(a)Includes 32 state and federal orphan wells and 11 wells for other operators.
The composition of the provision for asset retirement obligations at the reporting date was as follows for the periods presented:

	Six Months Ended	Year Ended
(In thousands)	June 30, 2025	December 31, 2024
Balance at beginning of period	$648,578	$506,648
Additions(a)	223,036	111,265
Accretion	24,130	30,868
Asset retirement costs	(8,607)	(6,724)
Revisions to estimate(b)	4,616	6,521
Balance at end of period	891,753	648,578
LESS: Current asset retirement obligations	8,683	6,436
Non-current asset retirement obligations	$883,070	$642,142
(a)Refer to Note 4 in the Notes to the Interim Condensed Consolidated Financial Statements for additional information regarding acquisitions and divestitures.
(b)As of June 30, 2025, we performed normal revisions to our asset retirement obligations, which resulted in a $4.6 million increase in the liability. This increase was primarily due to a lower discount rate as a result of a decrease in bond yield volatility over the first half of the year. As of December 31, 2024, we performed normal revisions to our asset retirement obligations, which resulted in a $6.5 million increase in the liability. This increase was comprised of increases of $94.9 million for cost revisions and a $0.4 million increase attributed to retirement timing, which was partially offset by an $88.8 million decrease attributable to a higher discount rate as an increase in bond yield volatility during the year.
When discounting the obligation, we apply a contingency allowance for annual inflationary cost increases to our current cost expectations and then discount the resulting cash flows using a credit adjusted risk free discount rate resulting in a net discount rate of 3.66% and 3.73% for the periods indicated, respectively. While the rate is comparatively small to the commonly utilized PV-10 metric in our industry, the impact is significant due to the long-life low-decline nature of our portfolio. Although productive life varies within our well portfolio, presently we expect all of our existing wells to have reached the end of their economic lives and be retired by approximately 2100. The anticipated future cash outflows for our asset retirement obligations on an undiscounted and discounted basis are set forth in the tables below as of June 30, 2025 and December 31, 2024.
As of June 30, 2025:

(In thousands)	Not Later Than One Year	Later Than One Year and Not Later Than Five Years	Later Than Five Years	Total
Asset retirement obligations (undiscounted)	8,683	67,307	2,998,593	3,074,583
Asset retirement obligations (discounted)	8,683	59,082	823,988	891,753
As of December 31, 2024:

(In thousands)	Not Later Than One Year	Later Than One Year and Not Later Than Five Years	Later Than Five Years	Total
Asset retirement obligations (undiscounted)	6,436	27,913	2,432,934	2,467,283
Asset retirement obligations (discounted)	6,436	24,450	617,692	648,578

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Table of Contents	Diversified Energy Company PLC Interim Report 2025	Strategic Review
Cash Flows
The components of our cash flows were as follows during the periods presented:

(In thousands)	Six Months Ended
	June 30, 2025	June 30, 2024	$ Change	% Change
Net cash provided by operating activities	$264,135	$160,810	$103,325	64%
Net cash used in investing activities	(259,020)	(183,648)	(75,372)	41%
Net cash provided by (used in) financing activities	12,638	22,568	(9,930)	(44)%
Net change in cash and cash equivalents	$17,753	$(270)	$18,023	(6675)%
Net Cash Provided by Operating Activities
For the six months ended June 30, 2025, net cash provided by operating activities of $264 million increased $103 million, or 64%, when compared to
$161 million in 2024. The change in this metric was predominantly attributable to the following:
•An increase in hedged revenue, which was partially offset by increases in expenses, both of which are driven by the acquisitions completed during the period. This net increase in net cash provided by operating activities was then partially offset by increases in costs associated with acquisitions and other adjusting costs described above.
Commodity pricing is discussed above. Refer to the APMs section for additional information and a reconciliation of adjusted EBITDA to its nearest IFRS measure.
Net Cash Used in Investing Activities
For the six months ended June 30, 2025, net cash used in investing activities of $259 million increased $75 million, or 41%, from outflows of $184 million in 2024. The change in this metric was primarily attributable to the following:
•A net increase in cash outflows of $7 million for acquisition and divestiture activity resulted in cash outflows associated with acquisitions, net of proceeds from divestitures, of $173 million during the six months ended June 30, 2025, compared to $167 million for the six months ended June
30, 2024. Refer to Note 4 in the Notes to the Interim Condensed Consolidated Financial Statements for additional information regarding acquisitions; and
•An increase of $68 million in capital expenditures that were $89 million for the six months ended June 30, 2025 compared to $21 million for the six months ended June 30, 2024. This increase in capital expenditures was primarily driven by the development of proved undeveloped wells acquired in the Maverick acquisition.
Net Cash Provided by Financing Activities
For the six months ended June 30, 2025, net cash provided by financing activities of $13 million decreased $10 million, or 44%, as compared to $23 million in 2024. The change in net cash provided by financing activities was primarily attributable to the following:
•A net increase in cash inflows of $52 million related to debt activity. Debt activity resulted in proceeds, or net cash inflows of $273 million
(including $2 billion in repayments, inclusive of the retirement of the ABS I Notes, ABS II Notes, Oaktree Seller’s Notes, Term Loan I, and Term
Loan II) in 2025 versus proceeds, or net cash inflows, of $161 million (including $1 billion in repayments, inclusive of the retirement of the ABS III
Notes and ABS V Notes) in 2024. This increase was partially offset by net cash outflows for additional interest and debt issuance costs of $61 million (cash outflows of $123 million in 2025 related to interest and debt issuance costs versus outflows of $62 million in 2024);
•An increase in cash inflows of $117 million in proceeds from equity issuances as there were no issuances in 2024;
•An increase in cash inflows of $15 million due to less dividends paid in 2025 as compared to 2024.
•A decrease in cash inflows of $171 million for hedge modification payments in 2025 as compared to 2024;
•A decrease in cash inflows of $27 million for the additional repurchase of shares in 2025 as compared to 2024.
Refer to Notes 9, 10 and 12 in the Notes to the Interim Condensed Consolidated Financial Statements for additional information regarding share capital, dividends and borrowings, respectively.
Off-Balance Sheet Arrangements
We may enter into off-balance sheet arrangements and transactions that give rise to material off-balance sheet obligations. As of June 30, 2025, our material off-balance sheet arrangements and transactions include operating service arrangements of $409 million, primarily due to reserved capacity with pipeline companies, and $35 million in letters of credit outstanding against our Credit Facility.
There are no other transactions, arrangements or other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect our liquidity or availability of capital resources.

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Table of Contents	Diversified Energy Company PLC Interim Report 2025	Strategic Review
Contractual Obligations and Contingent Liabilities & Commitments
We have various contractual obligations in the normal course of our operations and financing activities. Significant contractual obligations as of June 30,
2025 were as follows:

(In thousands)	Not Later Than One Year	Later Than One Year and Not Later Than Five Years	Later Than Five Years	Total
Recorded contractual obligations
Trade and other payables	$81,304	$—	$—	$81,304
Borrowings	216,423	1,598,471	905,680	2,720,574
Leases	19,685	64,022	—	83,707
Asset retirement obligation (undiscounted)(a)	8,683	67,307	2,998,593	3,074,583
Other liabilities(b)	198,849	18,602	—	217,451
Off-Balance Sheet contractual obligations
Firm transportation(c)	66,164	112,694	229,981	408,839
Total	$591,108	$1,861,096	$4,134,254	$6,586,458
(a)Represents our asset retirement obligation on an undiscounted basis. On a discounted basis the liability was $892 million as of June 30, 2025 as presented on the
Consolidated Statement of Financial Position.
(b)Represents accrued expenses and net revenue clearing. Excludes asset retirement obligations and revenue to be distributed.
(c)Represents reserved capacity to transport gas from production locations through pipelines to the ultimate sales meters.
We believe that our operational cash flows and existing liquidity will be sufficient to meet our contractual obligations and commitments over the next twelve months. Cash flows from operations were $264 million for the six months ended June 30, 2025, which included partial year contributions from the Maverick and Summit acquisitions in 2025. Cash flows from operations were $161 million for the six months ended June 30, 2024, which included less than a month of contributions from the Oaktree acquisition. As of June 30, 2025, we had current assets of $487 million and available borrowings on our Credit Facility of $392 million (excluding $35 million in outstanding letters of credit) which could also be used to service our contractual obligations and commitments over the next twelve months.
Litigation & Regulatory Proceedings
We are involved in various pending legal issues that have arisen in the ordinary course of business. We accrue for litigation, claims, and proceedings when a liability is both probable and the amount can be reasonably estimated. As of June 30, 2025 and December 31, 2024, we did not have any material amounts accrued related to litigation or regulatory matters.
For any matters not accrued for, it is not possible to estimate the amount of any additional loss or range of loss that is reasonably possible. However, based on the nature of the claims, management believes that current litigation, claims, and proceedings are not, individually or in aggregate, after considering insurance coverage and indemnification, likely to have a material adverse impact on our financial position, results of operations, or cash flows.
We have no other contingent liabilities that would have a material impact on our financial position, results of operations, or cash flows.
Environmental Matters
Our operations are subject to environmental laws and regulations in all the jurisdictions where we operate, and we were in substantial compliance as of
June 30, 2025 and December 31, 2024. However, we are unable to predict the impact of additional environmental laws and regulations that may be adopted in the future, including whether they would adversely affect our operations. We can offer no assurance regarding the significance or cost of compliance associated with any new environmental legislation or regulation once implemented.
Principal Risks & Uncertainties
The Directors have reconsidered our principal risks and uncertainties and determined that the principal risks and uncertainties published in the Annual
Report for the year ended December 31, 2024 remain appropriate and will continue to be appropriate for the remainder of 2025. The risks and associated risk management processes can be found in our 2024 Annual Report, which is available in the Investor Relations section of our website at
www.div.energy.
The risks referred to and which could have a material impact on performance relate to:
•Corporate Strategy & Acquisition Risk;
•Cybersecurity Risk;
•Health & Safety Risk;
•Regulatory & Political Risk;
•Climate Risk;
•Commodity Price Volatility Risk; and
•Financial Strength & Flexibility Risk.

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Table of Contents	Diversified Energy Company PLC Interim Report 2025	Strategic Review
Going Concern
As outlined in Note 2 of the Notes to the Interim Condensed Consolidated Financial Statements, the Directors have assessed our financial position at the time of approval of the Interim Condensed Consolidated Financial Statements and determined that there is sufficient funding to support operations as a going concern for at least the next twelve months from the date of this report. In reaching this conclusion, they have considered the impacts of current conditions and severe but plausible risks and uncertainties that could impact our activities. Accordingly, the Directors continue to adopt the going concern basis in the preparation of the Interim Condensed Consolidated Financial Statements.
On behalf of the Board,
/s/ David E. Johnson
David E. Johnson
Chairman of the Board
August 11, 2025

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Table of Contents	Diversified Energy Company PLC Interim Report 2025	Financial Statements
Financial Statements
Condensed Consolidated Statement of Comprehensive Income (Unaudited)
(Amounts in thousands, except share, per share and per unit data)

		Unaudited		Audited
		Six Months Ended	Six Months Ended	Year Ended
	Notes	June 30, 2025	June 30, 2024	December 31, 2024
Revenue	5	778,065	368,674	794,841
Operating expense	6	(345,605)	(196,112)	(428,902)
Depreciation, depletion and amortization	6	(164,205)	(119,220)	(256,484)
Gross profit		268,255	53,342	109,455
General and administrative expense	6	(90,254)	(58,326)	(129,119)
Allowance for expected credit losses		—	—	(101)
Gain (loss) on natural gas and oil property and equipment		64,073	7,210	25,678
Gain (loss) on sale of equity interest	4	—	—	(7,375)
Unrealized gain (loss) on investment		6,355	2,433	(4,013)
Gain (loss) on derivative financial instruments	8	(115,214)	(2,268)	(37,551)
Operating profit (loss)		133,215	2,391	(43,026)
Finance costs	12	(98,169)	(60,581)	(137,643)
Accretion of asset retirement obligation	11	(24,130)	(14,667)	(30,868)
Loss on early retirement of debt	12	(39,485)	(10,649)	(14,753)
Other income (expense)		1,103	1,254	2,338
Income (loss) before taxation		(27,466)	(82,252)	(223,952)
Income tax benefit (expense)	7	(6,460)	97,997	136,951
Net income (loss)		(33,926)	15,745	(87,001)
Other comprehensive income (loss)		(138)	(1,905)	(1,822)
Total comprehensive income (loss)		$(34,064)	$13,840	$(88,823)

Net income (loss) attributable to:
Owners of Diversified Energy Company PLC		(34,481)	15,061	(88,272)
Non-controlling interest		555	684	1,271
Net income (loss)		$(33,926)	$15,745	$(87,001)

Earnings (loss) per share attributable to owners of Diversified Energy Company PLC
Earnings (loss) per share - basic		$(0.50)	$0.32	$(1.84)
Earnings (loss) per share - diluted		$(0.50)	$0.32	$(1.84)
Weighted average shares outstanding - basic		68,821,946	47,202,283	48,031,916
Weighted average shares outstanding - diluted		68,821,946	47,561,299	48,031,916

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Table of Contents	Diversified Energy Company PLC Interim Report 2025	Financial Statements
Condensed Consolidated Statement of Financial Position (Unaudited)
(Amounts in thousands, except share, per share and per unit data)

		Unaudited	Audited
	Notes	June 30, 2025	December 31, 2024
ASSETS
Non-current assets:
Natural gas and oil properties, net	4	$4,205,736	$2,905,702
Property, plant and equipment, net		540,119	449,540
Intangible assets		13,027	15,180
Restricted cash	3	82,841	34,843
Derivative financial instruments	8	54,393	28,439
Deferred tax asset		265,731	259,287
Other non-current assets		13,904	6,270
Total non-current assets		$5,175,751	$3,699,261
Current assets:
Trade receivables, net		$334,382	$234,421
Cash and cash equivalents		23,743	5,990
Restricted cash	3	20,317	11,426
Derivative financial instruments	8	75,622	33,759
Other current assets		33,006	18,668
Total current assets		$487,070	$304,264
Total assets		$5,662,821	$4,003,525
EQUITY AND LIABILITIES
Shareholders' equity:
Share capital	9	$20,695	$13,762
Share premium	9	1,378,049	1,262,711
Merger reserve		247,416	—
Treasury reserve		(147,695)	(119,006)
Share-based payment and other reserves		19,682	20,170
Retained earnings (accumulated deficit)		(801,968)	(724,960)
Equity attributable to owners of the parent		716,179	452,677
Non-controlling interest		11,507	11,879
Total equity		$727,686	$464,556
Non-current liabilities:
Asset retirement obligations	11	$883,070	$642,142
Leases		64,022	30,824
Borrowings	12	2,460,487	1,483,779
Deferred tax liability		7,764	8,011
Derivative financial instruments	8	594,793	608,869
Other non-current liabilities		18,602	5,384
Total non-current liabilities		$4,028,738	$2,779,009
Current liabilities:
Trade and other payables		$81,304	$35,013
Taxes payable		40,914	33,498
Borrowings	12	216,423	209,463
Leases		19,685	13,776
Derivative financial instruments	8	168,369	163,676
Other current liabilities		379,702	304,534
Total current liabilities		$906,397	$759,960
Total liabilities		$4,935,135	$3,538,969
Total equity and liabilities		$5,662,821	$4,003,525
The Interim Condensed Consolidated Financial Statements were approved and authorized for issue by the Board on August 11, 2025 and were signed on its behalf by:
/s/ D.E. Johnson
David E. Johnson
Chairman of the Board
August 11, 2025

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Table of Contents	Diversified Energy Company PLC Interim Report 2025	Financial Statements
Condensed Consolidated Statement of Changes in Equity (Unaudited)
(Amounts in thousands, except share, per share and per unit data)

	Notes	Share Capital	Share Premium	Merger Reserve	Treasury Reserve	Share- Based Payment and Other Reserves	Retained Earnings (Accumulated Deficit)	Equity Attributable to Owners of the Parent	Non- Controlling Interest	Total Equity
Balance as of January 1, 2025		$13,762	$1,262,711	$—	$(119,006)	$20,170	$(724,960)	$452,677	$11,879	$464,556
Net income (loss)		—	—	—	—	—	(34,481)	(34,481)	555	(33,926)
Other comprehensive income (loss)		—	—	—	—	—	(138)	(138)	—	(138)
Total comprehensive income (loss)		—	—	—	—	—	(34,619)	(34,619)	555	(34,064)
Issuance of share capital (equity placement)	9	2,129	115,338	—	—	—	—	117,467	—	117,467
Issuance of share capital (acquisition consideration)	9	5,490	—	247,416	—	—	—	252,906	—	252,906
Issuance of share capital (equity compensation)		—	—	—	—	6,244	(2,565)	3,679	—	3,679
Issuance of EBT shares (equity compensation)	9	—	—	—	7,418	(7,418)	—	—	—	—
Repurchase of shares (EBT)	9	—	—	—	(2,458)	—	—	(2,458)	—	(2,458)
Repurchase of shares (share buyback program)	9	(686)	—	—	(33,649)	686	—	(33,649)	—	(33,649)
Dividends	10	—	—	—	—	—	(39,824)	(39,824)	—	(39,824)
Distributions to non- controlling interest owners		—	—	—	—	—	—	—	(927)	(927)
Transactions with shareholders		6,933	115,338	247,416	(28,689)	(488)	(42,389)	298,121	(927)	297,194
Balance as of June 30, 2025		$20,695	$1,378,049	$247,416	$(147,695)	$19,682	$(801,968)	$716,179	$11,507	$727,686

Balance as of January 1, 2024		$12,897	$1,208,192	$—	$(102,470)	$14,442	$(547,255)	$585,806	$12,604	$598,410
Net income (loss)		—	—	—	—	—	15,061	15,061	684	15,745
Other comprehensive income (loss)		—	—	—	—	—	(1,905)	(1,905)	—	(1,905)
Total comprehensive income (loss)		—	—	—	—	—	13,156	13,156	684	13,840
Issuance of share capital (equity compensation)		—	—	—	—	5,167	(2,558)	2,609	—	2,609
Issuance of EBT shares (equity compensation)	9	—	—	—	3,824	(3,824)	—	—	—	—
Repurchase of shares (EBT)	9	—	—	—	(2,582)	—	—	(2,582)	—	(2,582)
Repurchase of shares (share buyback program)	9	(104)	—	—	(8,094)	104	—	(8,094)	—	(8,094)
Dividends	10	—	—	—	—	—	(54,967)	(54,967)	—	(54,967)
Distributions to non- controlling interest owners		—	—	—	—	—	—	—	(918)	(918)
Transactions with shareholders		(104)	—	—	(6,852)	1,447	(57,525)	(63,034)	(918)	(63,952)
Balance as of June 30, 2024		$12,793	$1,208,192	$—	$(109,322)	$15,889	$(591,624)	$535,928	$12,370	$548,298

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	Notes	Share Capital	Share Premium	Merger Reserve	Treasury Reserve	Share- Based Payment and Other Reserves	Retained Earnings (Accumulated Deficit)	Equity Attributable to Owners of the Parent	Non- Controlling Interest	Total Equity
Balance as of January 1, 2024		$12,897	$1,208,192	$—	$(102,470)	$14,442	$(547,255)	$585,806	$12,604	$598,410
Net income (loss)		—	—	—	—	—	(88,272)	(88,272)	1,271	(87,001)
Other comprehensive income (loss)		—	—	—	—	—	(1,822)	(1,822)	—	(1,822)
Total comprehensive income (loss)		—	—	—	—	—	(90,094)	(90,094)	1,271	(88,823)
Issuance of share capital (acquisition consideration)	9	1,185	54,519	—	—	—	—	55,704	—	55,704
Issuance of share capital (equity compensation)		—	—	—	—	10,002	(3,747)	6,255	—	6,255
Issuance of EBT shares (equity compensation)	9	—	—	—	4,594	(4,594)	—	—	—	—
Repurchase of shares (EBT)	9	—	—	—	(5,229)	—	—	(5,229)	—	(5,229)
Repurchase of shares (share buyback program)	9	(320)	—	—	(15,901)	320	—	(15,901)	—	(15,901)
Dividends	10	—	—	—	—	—	(83,864)	(83,864)	—	(83,864)
Distributions to non- controlling interest owners		—	—	—	—	—	—	—	(1,996)	(1,996)
Transactions with shareholders		865	54,519	—	(16,536)	5,728	(87,611)	(43,035)	(1,996)	(45,031)
Balance as of December 31, 2024		$13,762	$1,262,711	$—	$(119,006)	$20,170	$(724,960)	$452,677	$11,879	$464,556

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Table of Contents	Diversified Energy Company PLC Interim Report 2025	Financial Statements
Condensed Consolidated Statement of Cash Flows (Unaudited)
(Amounts in thousands, except share, per share and per unit data)

		Unaudited		Audited
		Six Months Ended		Year Ended
	Notes	June 30, 2025	June 30, 2024	December 31, 2024
Cash flows from operating activities:
Net income (loss)		$(33,926)	$15,745	$(87,001)
Cash flows from operations reconciliation:
Depreciation, depletion and amortization	6	164,205	119,220	256,484
Accretion of asset retirement obligations	11	24,130	14,667	30,868
Income tax (benefit) expense	7	6,460	(97,997)	(136,951)
(Gain) loss on fair value adjustments of unsettled derivative financial instruments	8	77,630	80,117	189,030
Asset retirement costs	11	(10,341)	(4,300)	(8,375)
(Gain) loss on natural gas and oil properties and equipment	4	(64,073)	(7,210)	(25,678)
(Gain) loss on sale of equity interest	4	—	—	7,375
Unrealized (gain) loss on investment	4	(6,355)	(2,433)	4,013
Finance costs	12	98,169	60,581	137,643
Loss on early retirement of debt	12	39,485	10,649	14,753
Non-cash equity compensation	6	4,377	3,669	8,286
Working capital adjustments:
Change in trade receivables and other current assets		41,418	8,247	(27,555)
Change in other non-current assets		1,125	(2,920)	(923)
Change in trade and other payables and other current liabilities		(77,032)	(34,443)	(6,204)
Change in other non-current liabilities		60	125	1,319
Cash generated from operations		265,332	163,717	357,084
Cash paid for income taxes		(1,197)	(2,907)	(11,421)
Net cash provided by operating activities		264,135	160,810	345,663
Cash flows from investing activities:
Consideration for business acquisitions, net of cash acquired	4	(192,858)	—	—
Consideration for asset acquisitions	4	(49,989)	(176,653)	(288,489)
Proceeds from divestitures	4	69,625	9,933	59,048
Expenditures on natural gas and oil properties and equipment		(89,269)	(20,848)	(52,100)
Proceeds on disposals of natural gas and oil properties and equipment		3,471	4,470	9,675
Deferred consideration payments		—	(550)	(1,050)
Net cash used in investing activities		(259,020)	(183,648)	(272,916)
Cash flows from financing activities:
Repayment of borrowings	12	(1,928,017)	(1,076,897)	(1,653,489)
Proceeds from borrowings	12	2,201,133	1,238,348	1,844,768
Penalty on early retirement of debt	12	—	(1,751)	(1,751)
Cash paid for interest	12	(92,254)	(47,632)	(123,141)
Debt issuance cost	12	(30,574)	(13,988)	(20,267)
Increase in restricted cash		(18,999)	(16,523)	(16,523)
Decrease in restricted cash		21,588	3,952	12,658
Hedge modifications associated with ABS Notes	8,12	(171,134)	—	—
Proceeds from equity issuance, net	9	117,467	—	—
Proceeds from lease modifications		—	8,568	8,568
Principal element of lease payments		(9,714)	(6,411)	(14,343)
Dividends to shareholders	10	(39,824)	(54,967)	(83,864)
Distributions to non-controlling interest owners		(927)	(918)	(1,996)
Repurchase of shares by the EBT	9	(2,459)	(2,582)	(5,229)
Repurchase of shares	9	(33,648)	(6,631)	(15,901)
Net cash provided by (used in) financing activities		12,638	22,568	(70,510)
Net change in cash and cash equivalents		17,753	(270)	2,237
Cash and cash equivalents, beginning of period		5,990	3,753	3,753
Cash and cash equivalents, end of period		$23,743	$3,483	$5,990

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Table of Contents	Diversified Energy Company PLC Interim Report 2025	Financial Statements
Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share, per share and per unit data)

	Page		Page
Note 1 - General Information	19	Note 9 - Share Capital	30
Note 2 - Basis of Preparation	19	Note 10 - Dividends	32
Note 3 - Material Accounting Policies	21	Note 11 - Asset Retirement Obligations	32
Note 4 - Acquisitions and Divestitures	21	Note 12 - Borrowings	34
Note 5 - Revenue	24	Note 13 - Fair Value and Financial Instruments	41
Note 6 - Expenses by Nature	24	Note 14 - Commitments & Contingencies	42
Note 7 - Taxation	25	Note 15 - Related Party Transactions	42
Note 8 - Derivative Financial Instruments	26	Note 16 - Subsequent Events	43
Note 1 - General Information
(Amounts in thousands, except share, per share and per unit data)
Diversified Energy Company PLC (the “Parent” or “Company”) and its wholly owned subsidiaries (the “Group”) is an independent energy company engaged in the production, transportation and marketing of primarily natural gas related to its synergistic U.S. onshore upstream and midstream assets.
The Group's assets are located within the Permian Basin, Central Region, Rockies (Wyoming), Southeast (Alabama and Florida), and Appalachian Basin
of the U.S.
The Company was incorporated on July 31, 2014 in the United Kingdom and is registered in England and Wales under the Companies Act 2006 as a public limited company under company number 09156132. The Group‘s registered office is located at 4th floor Phoenix House, 1 Station Hill, Reading,
Berkshire, RG1 1NB, UK.
In May 2020, the Company’s shares were admitted to trading on the LSE’s Main Market for listed securities under the ticker “DEC.” In December 2023, the Company’s shares were admitted to trading on the New York Stock Exchange (“NYSE”) under the ticker “DEC.” As of June 30, 2025 the principal trading market for the Company’s common shares was the NYSE.
Note 2 - Basis of Preparation
(Amounts in thousands, except share, per share and per unit data)
Basis of Preparation
The Group’s unaudited interim condensed consolidated financial statements for the six months ended June 30, 2025 (the "Interim Condensed
Consolidated Financial Statements") have been prepared in accordance with the International Accounting Standard 34, ‘Interim Financial
Reporting’ (“IAS 34”) as issued by the International Accounting Standards Board (the “IASB”).
The Interim Condensed Consolidated Financial Statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2024, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The principal accounting policies set out below have been applied consistently throughout the year and are consistent with prior year unless otherwise stated. The annual financial statements for the year ending December 31, 2025 will be prepared in accordance with International Financial Reporting Standards
(“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
Unless otherwise stated, the Interim Condensed Consolidated Financial Statements are presented in U.S. dollars, which is the Group’s subsidiaries’
functional currency and the currency of the primary economic environment in which the Group operates, and all values are rounded to the nearest thousand dollars except per share and per unit amounts and where otherwise indicated.
Transactions in foreign currencies are translated into U.S. dollars at the rate of exchange on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate at the date of the Consolidated Statement of Financial Position. Where the
Group’s subsidiary has a different functional currency, their results and financial position are translated into the presentation currency as follows:
•Assets and liabilities in the Consolidated Statement of Financial Position are translated at the closing rate at the date of that Consolidated
Statement of Financial Position;
•Income and expenses in the Consolidated Statement of Comprehensive Income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
•All resulting exchange differences are reflected within other comprehensive income in the Consolidated Statement of Comprehensive Income.
The Interim Condensed Consolidated Financial Statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and liabilities (including derivative instruments) held at fair value through profit and loss or through other comprehensive income.
Segment Reporting
The Group is an independent owner and operator of producing natural gas and oil wells with properties located in various states throughout the United
States. The Group’s strategy is to acquire long-life producing assets, efficiently operate those assets to generate free cash flow for shareholders and then to retire assets safely and responsibly at the end of their useful life. The Group’s assets consist of natural gas and oil wells, pipelines and a network of gathering lines and compression facilities which are complementary to the Group’s assets.

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Table of Contents	Diversified Energy Company PLC Interim Report 2025	Financial Statements
In accordance with IFRS, the Group establishes segments on the basis on which those components of the Group are evaluated regularly by the chief executive officer, the Group’s chief operating decision maker (“CODM”), when deciding how to allocate resources and in assessing performance. When evaluating performance as well as when acquiring and managing assets the CODM does so in a consolidated and complementary fashion to vertically integrate and improve margins. Accordingly, when determining operating segments under IFRS 8, the Group has identified one reportable segment that produces and transports natural gas, NGLs and oil in the U.S.
Going Concern
The Interim Condensed Consolidated Financial Statements have been prepared on the going concern basis of accounting. The Directors continue to monitor and manage the Group’s liquidity risk. While the Group’s financial outlook is primarily assessed through the annual business planning process, it is also reviewed monthly through regular Board discussions led by senior management, where performance and forward-looking scenarios are evaluated.
To assess the appropriateness of the going concern assumption over the next twelve months, management has stress tested the Group’s latest financial projections, incorporating a range of potential downside scenarios. These include principal risk exposures, potential commodity price declines, long-term demand variability, and loan facility availability. Management also considered cash preservation measures, such as reduced capital expenditure and shareholder distributions.
Based on this analysis, management concluded that the Group has sufficient cash and liquid resources to meet its obligations as they fall due and to continue operations for at least twelve months from the date of issuance of these Interim Condensed Consolidated Financial Statements. Accordingly,
the Directors consider it appropriate to continue to apply the going concern basis of accounting in the preparation of these unaudited Interim
Condensed Consolidated Financial Statements.
Basis of Consolidation
The Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2025, include the Parent and all of its subsidiary undertakings, which are defined as entities controlled by the Parent. Control exists when the Group has the power to direct an entity’s activities in a manner that affects the return on investment.
The net assets and results of acquired businesses are included in the Interim Condensed Consolidated Financial Statements from the date on which the
Group obtains control. Similarly, the results of disposed businesses are included in the Interim Condensed Consolidated Financial Statements up to the
date on which control is relinquished.
All intra-Group transactions and balances are eliminated in consolidation.
The Interim Condensed Consolidated Financial Statements reflect the corporate structure of the Group as of June 30, 2025, including all wholly owned subsidiaries:
•Diversified Energy Company PLC (“DEC”)
•Diversified Gas & Oil Corporation
•Diversified Production LLC
•Diversified ABS Phase IV Holdings LLC
•Diversified ABS Phase IV LLC
•Sooner State Joint ABS Holdings LLC(a)
•OCM Denali Holdings, LLC
•Diversified ABS Phase VI Holdings LLC
•Diversified ABS Phase VI LLC
•Diversified ABS VI Upstream LLC
•Oaktree ABS VI Upstream LLC
•DP Lion Equity Holdco LLC(b)
•DP Lion Holdco LLC
•Diversified ABS VIII Holdings LLC
•Diversified ABS VIII LLC
•Diversified ABS III Upstream LLC
•Diversified ABS V Upstream LLC
•Diversified ABS IX Holdings LLC
•Diversified Mustang Holdco LLC
•Diversified ABS X Holdings LLC
•Diversified ABS X LLC
•Diversified ABS LLC
•Diversified ABS Phase II LLC
•Diversified ABS Phase X LLC
•Maverick Natural Resources, LLC
•Bluebonnet Resources, LLC
•Maverick Natural Resources II, LLC
•Maverick Services, LLC
•Maverick ABS Holdco, LLC
•MNR ABS Holdings I, LLC
•MNR ABS Issuer I, LLC
•MNR ABS Agent Corp
•DP RBL Co LLC
•DP Bluegrass LLC
•Chesapeake Granite Wash Trust(c)
•BlueStone Natural Resources II, LLC
•DP Legacy Central LLC
•Diversified Energy Marketing, LLC
•Maverick Asset Holdings LLC
•Maverick Permian LLC
•Maverick Permian Agent Corp
•Unbridled Resources, LLC
•Wheeler Midstream, LLC
•MidPoint Mistream, LLC
•Unbridled Agent Corp
•Breitburn Operating LP
•Breitburn Transpetco LP LLC
•Transpetco Pipeline Company, LP
•Breitburn Transpetco GP LL
•Breitburn Oklahoma LLC
•Phoenix Production Company
•GTG Pipeline LLC
•Maverick Operating GP, LLC
•DP Tapstone Energy Holdings, LLC
•DP Legacy Tapstone LLC
•DP Yellowjacket Holdco LLC
•DM Yellowjacket Holdco LLC
•Tanos TX Holdco LLC
•Diversified ABS IX Holdings LLC
•Diversified Mustang Holdco LLC
•Splendid Land, LLC(d)
•Riverside Land, LLC(d)
•Old Faithful Land, LLC(d)
•Link Land, LLC(d)
•Giant Land, LLC(d)
•Next LVL Energy, LLC
•Diversified Midstream LLC
•DM Mountaineer Holdings LLC
•Cranberry Pipeline Corporation
•Coalfield Pipeline Company
•DM Bluebonnet LLC
•Black Bear Midstream Holdings LLC
•Black Bear Midstream LLC
•Black Bear Liquids LLC
•Black Bear Liquids Marketing LLC
•DM Pennsylvania Holdco LLC
•Diversified Energy Group LLC
•Diversified Energy Company LLC
(a)Owned 51.25% by Diversified Production LLC and 48.75% by OCM Denali Holdings LLC, both wholly owned subsidiaries of the Group.
(b)Diversified Production, LLC holds 20% of the issued and outstanding equity of DP Lion Equity Holdco LLC. This entity is not consolidated within the Group’s financial statements as of June 30, 2025. Refer to Note 12 for additional information.
(c)Diversified Production, LLC holds 50.8% of the issued and outstanding common shares of Chesapeake Granite Wash Trust.
(d)Owned approximately 55% by Diversified Energy Company PLC.

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Table of Contents	Diversified Energy Company PLC Interim Report 2025	Financial Statements
Note 3 - Material Accounting Policies
(Amounts in thousands, except share, per share and per unit data)
The preparation of the Interim Condensed Consolidated Financial Statements in compliance with IAS 34 requires management to make estimates and exercise judgment in applying the Group’s accounting policies. In preparing the Interim Condensed Consolidated Financial Statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applicable to the Group Financial Statements for the year ended December 31, 2024.
Restricted Cash
Cash held on deposit for bonding purposes is classified as restricted cash and recorded within current and non-current assets. This cash is either (1)
restricted by state governmental agencies for use if the operator abandons any wells, or (2) held as collateral by the Group’s surety bond providers.
Additionally, the Group is required to maintain certain cash reserves for interest payments related to its asset-backed securitizations, as detailed in Note
12. These reserves typically cover one to six months of interest and any associated fees. The Group classifies restricted cash as either current or non-
current, depending on the classification of the related asset or liability. The cash reserve is managed by an indenture trustee, who monitors the reserves monthly to ensure the correct amount is maintained. The deposit conditions restrict the Group from accessing the cash reserve on demand, meaning it no longer qualifies as cash and cash equivalents.

	June 30, 2025	December 31, 2024
Cash restricted by asset-backed securitizations	$89,340	$45,880
Other restricted cash	13,818	389
Total restricted cash	$103,158	$46,269
Classified as:
Current asset	$20,317	$11,426
Non-current asset	82,841	34,843
Total	$103,158	$46,269
New or Amended Accounting Standards - Adopted
The following accounting standards, amendments, and interpretations became effective in the current year:

Standard	Amendment	Effective Date
IAS 21	The Effects of Changes in Foreign Exchange Rates - Lack of Exchangeability	Annual periods beginning on or after January 1, 2025
The application of these standards and interpretations effective for the first time in the current year has had no significant impact on the amounts reported in the Interim Condensed Consolidated Financial Statements.
Note 4 - Acquisitions & Divestitures
(Amounts in thousands, except share, per share and per unit data)
The assets acquired in all acquisitions include the necessary permits, rights to production, royalties, assignments, contracts and agreements that support the production from wells and operation of pipelines. The Group determines the accounting treatment of acquisitions using IFRS 3.
2025 Acquisitions
Maverick Natural Resources, LLC (“Maverick”) Business Combination
On March 14, 2025, the Group acquired Maverick. The Group determined the transaction did not have a significant concentration of assets and that it acquired an identifiable set of inputs, processes, and outputs. As a result, the Group concluded the transaction was a business combination. The Group paid purchase consideration of $445,763, inclusive of customary purchase price adjustments. The purchase consideration consisted of the issuance of
21,194,213 new common shares direct to the unitholders of Maverick, and $210,752 in cash. As part of the acquisition, the Group paid off on the acquisition date the $201,533 balance outstanding on Maverick’s credit facility and assumed $518,394 of ABS Maverick Notes outstanding. Transaction costs associated with the acquisition were $20,852. Refer to Notes 9 and 12 for additional information regarding share capital and debt.
In the period from its acquisition to June 30, 2025 the Maverick assets increased the Group’s revenue and operating expense by $227,122 and
$108,483, respectively. If the acquisition had occurred on January 1, 2025, revenue and net loss for the six months ended June 30, 2025 would have been $941,336 and $14,977, respectively.

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Table of Contents	Diversified Energy Company PLC Interim Report 2025	Financial Statements
The fair value of the consideration transferred and the provisional fair value amounts of the assets acquired and liabilities assumed as of March 14, 2025 were as follows:

Consideration paid
Cash consideration	$210,752
Fair value of common shares issued(a)	253,270
LESS: Cash acquired	(18,259)
Total consideration	$445,763
Net assets acquired
Natural gas and oil properties	$1,116,987
Asset retirement obligations, asset portion	213,813
Property, plant and equipment	43,585
Restricted cash	62,048
Other non-current assets	28,861
Derivative financial instruments, net	4,830
Trade receivables, net	153,489
Other current assets	14,693
Asset retirement obligations, liability portion	(213,813)
Borrowings(b)	(719,927)
Other non-current liabilities	(38,231)
Trade and other payables	(40,332)
Other current liabilities	(180,240)
Net assets acquired	$445,763
(a)The fair value of the common shares issued was based on the closing price of the Group’s common shares on March 14, 2025 of $11.95.
(b)Includes previously outstanding balance on the Maverick credit facility of $201,533. This balance was paid in full upon the closing of the transaction.
The fair value of the natural gas and oil properties was based on estimated future production volumes, adjusted for risk characteristics associated with the classification of the reserves, and related future net cash flows discounted using a weighted average cost of capital. The Group utilized NYMEX strip pricing adjusted for inflation. Management utilized the assistance of a third-party valuation expert to estimate the fair value of the natural gas and oil properties acquired. Changes in the Group’s assumptions used for acquisitions could result in a material change of the fair value of the acquired natural gas and oil properties. The Group considers the discount rate, commodity pricing, production and operating expense to be the assumptions most sensitive to the fair value of the acquired natural gas and oil properties. The table below represents the impact a 10% change in the discount rate, commodity price, production and operating expense would have on the fair value of the acquired natural gas and oil properties provided this represents a reasonably possible change in these assumptions.

Adjusted fair value of natural gas and oil properties	+10%	-10%
Discount rate	(58,417)	65,961
Pricing(a)	278,045	(278,045)
Production	254,387	(254,372)
Operating expense	(105,990)	105,990
(a)The Group performed the sensitivity analysis for changes in pricing by evaluating a 10% change in the forward curve as of the acquisition date.
Summit Natural Resources “Summit” Asset Acquisition
On February 27, 2025, the Group acquired certain upstream assets and related infrastructure within Virginia, West Virginia, and Alabama of the
Appalachian Region from Summit. Given the concentration of assets, this transaction was considered an asset acquisition rather than a business combination. When making this determination, management performed an asset concentration test considering the fair value of the acquired assets.
The Group paid purchase consideration of $42,245, inclusive of transaction costs of $430 and customary purchase price adjustments. The transaction was funded through proceeds from the new ABS X Notes collateralized, in part, by the acquired assets. Refer to Note 12 for additional information regarding debt.

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Table of Contents	Diversified Energy Company PLC Interim Report 2025	Financial Statements
The assets acquired and liabilities assumed were as follows:

Consideration paid
Cash consideration(a)	$42,245
Total consideration	$42,245
Net assets acquired
Natural gas and oil properties	$42,471
Asset retirement obligations, asset portion	9,223
Property, plant and equipment	88
Trade receivables, net	1,538
Asset retirement obligations, liability portion	(9,223)
Other current liabilities	(1,852)
Net assets acquired	$42,245
(a)Includes deposit of $4,550 paid in December 2024.
Other Acquisitions
During the six months ended June 30, 2025, the Group acquired certain midstream and upstream assets that are contiguous to its existing Central
Region assets. The Group paid total purchase consideration of $16,296, inclusive of customary purchase price adjustments and transaction costs. Given the concentration of assets, these transactions were considered asset acquisitions rather than business combinations.
2025 Divestitures
During the six months ended June 30, 2025, the Group divested certain non-core undeveloped acreage across its operating footprint for consideration of
$69,625. The consideration received exceeded the carrying amount of the net assets divested resulting in a gain on natural gas and oil properties and equipment of $64,123.
2024 Acquisitions
East Texas II Asset Acquisition
On October 29, 2024, the Group acquired certain developed producing assets in the East Texas area of the Central Region from a regional operator (the
“Seller”) (altogether, the “East Texas II transaction”). The Group assessed the acquired assets and determined that this transaction was considered an asset acquisition rather than a business combination. When making this determination, management evaluated IFRS 3 and concluded that the acquired assets did not meet the definition of a business. The Group paid purchase consideration of $67,782, inclusive of transaction costs of $744 and customary purchase price adjustments. The transaction was funded through a combination of cash consideration of $40,329, drawing from a senior secured bank facility supported by the acquired assets and existing liquidity, and the issuance of 2,342,445 new common shares direct to the Seller.
Refer to Notes 9 and 12 for additional information regarding share capital and debt, respectively. In the period from its acquisition to December 31,
2024 the East Texas II assets increased the Group’s revenue and operating expense by $4,889 and $1,598, respectively.
Crescent Pass Energy (“Crescent Pass”)
On August 15, 2024, the Group acquired certain upstream assets and related infrastructure in the East Texas area of the Central Region from Crescent
Pass. The Group assessed the acquired assets and determined that this transaction was considered an asset acquisition rather than a business combination. When making this determination, management evaluated IFRS 3 and concluded that the acquired assets did not meet the definition of a business. The Group paid purchase consideration of $97,678, inclusive of transaction costs of $846 and customary purchase price adjustments. The transaction was funded through a combination of the issuance of 2,249,650 new common shares direct to Crescent Pass and cash consideration of
$69,265 from the new Term Loan II supported by the acquired assets. Refer to Notes 9 and 12 for additional information regarding share capital and debt, respectively. In the period from its acquisition to December 31, 2024 the Crescent Pass assets increased the Group’s revenue and operating expense by $10,283 and $6,101, respectively.
Oaktree Capital Management, L.P. (“Oaktree”) Working Interest Asset Acquisition
On June 6, 2024 the Group acquired Oaktree’s proportionate working interest in the East Texas, Tapstone, Tanos and Indigo acquisitions. The Group assessed the acquired assets and determined that this transaction was considered an asset acquisition rather than a business combination. When making this determination, management evaluated IFRS 3 and concluded that the acquired assets did not meet the definition of a business. The Group paid purchase consideration of $221,660, inclusive of transaction costs of $2,064 and customary purchase price adjustments. As part of this transaction, the Group assumed Oaktree’s proportionate debt of $132,576 associated with the ABS VI Notes. The Group funded the purchase through a combination of existing and expanded liquidity and issued approximately $83,348 in notes payable to Oaktree. Refer to Note 12 for additional information regarding debt. In the period from its acquisition to December 31, 2024 the Oaktree assets increased the Group’s revenue and operating expense by $65,708 and
$31,626, respectively.
Other Acquisitions
On December 30, 2024 the Group acquired certain upstream assets in the Central Region that are contiguous to its existing East Texas assets. The
Group paid purchase consideration of $1,181, inclusive of customary purchase price adjustments and transaction costs. Given the concentration of assets, this transaction was considered an asset acquisition rather than a business combination.

24

Table of Contents	Diversified Energy Company PLC Interim Report 2025	Financial Statements
2024 Divestitures
During the year ended December 31, 2024, the Group divested certain non-core undeveloped acreage across its operating footprint for consideration of approximately $59,048. The consideration received exceeded the carrying amount of the net assets divested resulting in a gain on natural gas and oil properties and equipment of $26,312.
Note 5 - Revenue
(Amounts in thousands, except share, per share and per unit data)
The Group extracts and sells natural gas, NGLs and oil to a variety of customers and operates most of the wells on behalf of customers and other working interest owners. Additionally, the Group offers gathering and transportation services, as well as asset retirement and other services to third parties. All revenue is generated within the U.S.
The following table reconciles the Group's revenue for the periods presented:

	Six Months Ended	Six Months Ended	Year Ended
	June 30, 2025	June 30, 2024	December 31, 2024
Natural gas	$435,082	$209,008	$464,600
NGLs	100,745	70,935	150,513
Oil	202,001	56,185	117,146
Total commodity revenue	737,828	336,128	732,259
Midstream	22,200	17,416	32,535
Other(a)	18,037	15,130	30,047
Total revenue	$778,065	$368,674	$794,841
(a)Includes $6,243, $7,776 and $16,305 in third-party plugging revenue and $11,794, $7,354 and $13,742 in other miscellaneous revenue streams for the six months ended June 30, 2025 and 2024, and the year ended December 31, 2024, respectively.
A significant portion of the Group’s trade receivables stem from sales of natural gas, NGLs and oil as well as operational services. These receivables are uncollateralized and typically collected within 30 - 60 days.
For the six months ended June 30, 2025 and 2024, and the year ended December 31, 2024, no single customer accounted for more than 10% of total revenues.
Note 6 - Expenses by Nature
(Amounts in thousands, except share, per share and per unit data)
The table below details the Group's expenses for the periods presented:

	Six Months Ended	Six Months Ended	Year Ended
	June 30, 2025	June 30, 2024	December 31, 2024
LOE(a)	$204,623	$98,511	$231,651
Production taxes(b)	39,750	19,993	36,043
Midstream operating expense(c)	37,103	35,563	70,747
Transportation expense(d)	64,129	42,045	90,461
Total operating expense	345,605	196,112	428,902
Depreciation and amortization	32,469	29,471	59,358
Depletion	131,736	89,749	197,126
Total depreciation, depletion and amortization	164,205	119,220	256,484
Employees administrative costs and professional services(e)	47,092	40,482	86,885
Costs associated with acquisitions(f)	27,966	3,724	11,573
Other adjusting costs(g)	10,819	10,451	22,375
Non-cash equity compensation(h)	4,377	3,669	8,286
Total G&A	90,254	58,326	129,119
Recurring allowance for credit losses(i)	—	—	101
Total expenses	$600,064	$373,658	$814,606

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Aggregate remuneration (including Directors):
Wages and salaries	$75,374	$62,662	133,024
Payroll taxes	6,245	5,456	10,380
Benefits	15,898	14,778	29,252
Total employees and benefits expense	$97,517	$82,896	$172,656
(a)LOE encompasses costs incurred to maintain producing properties. These costs include direct and contract labor, repairs and maintenance, emissions reduction initiatives, water hauling, compression, automobile, insurance, and materials and supplies expenses.
(b)Production taxes consist of severance and property taxes. Severance taxes are typically paid on produced natural gas, NGLs and oil at fixed rates established by federal, state, or local taxing authorities. Property taxes are generally based on the valuation of the Group’s natural gas and oil properties and midstream assets by the taxing jurisdictions.
(c)Midstream operating expenses are daily costs incurred of operating the Group’s owned midstream assets, including employee and benefit expenses.
(d)Transportation expenses are the daily costs incurred from third-party systems to gather, process, and transport the Group’s natural gas, NGLs, and oil.
(e)Employees, administrative costs, and professional services include payroll and benefits for the Group’s administrative and corporate staff, costs of maintaining administrative and corporate offices, costs of managing the Group’s production operations, franchise taxes, public company costs, fees for audit and other professional services, and legal compliance.
(f)Costs associated with acquisitions are related to the integration of acquisitions, which will vary for each acquisition. For acquisitions classified as business combinations, these costs include transaction costs directly associated with a successful acquisition. They also encompass costs related to transition service arrangements, where the
Group pays the seller of the acquired entity a fee to manage G&A functions until full integration of the assets. Additionally, these costs include costs to cover expenses for integrating IT systems, consulting, and internal workforce efforts directly related to incorporating acquisitions into the Group’s systems.
(g)Other adjusting costs include items that affect the comparability of results or are not indicative of ongoing business trends. These costs consist of one-time projects, contemplated transactions or financing arrangements, contract terminations, deal breakage and/or sourcing costs for acquisitions, and unused firm transportation.
(h)Non-cash equity compensation represents the expense recognition for share-based compensation provided to key members of the management team.
(i)Allowance for credit losses consists of the recognition and reversal of credit losses.
Note 7 - Taxation
(Amounts in thousands, except share, per share and per unit data)
The Group files a consolidated U.S. federal tax return, multiple state tax returns, and a separate UK tax return for the Parent entity. The consolidated taxable income includes an allocatable portion of income from the Group’s previous co-investment with Oaktree and its investment in the Chesapeake
Granite Wash Trust. Income taxes are provided for the tax effects of transactions reported in the Interim Condensed Consolidated Financial Statements
and consist of taxes currently due plus deferred taxes related to differences between the basis of assets and liabilities for financial and income tax reporting.
For the six months ended June 30, 2025 and 2024, income tax expense or benefit was recognized based on management’s estimate of the weighted average annual effective tax rate expected for the full financial year. The estimate of the annual effective tax rate is subject to variation due to several factors, including variability in expected annual pre-tax book income or loss by jurisdiction, tax credits, and changes in tax laws. Additionally, the effective tax rate can be more or less volatile based on the amount of pre-tax income or loss. For example, the impact of tax credits on our effective tax rate can be positive or negative based on our expected annual pre-tax income or loss.
The estimated average annual tax rate used for the six months ended June 30, 2025 was (24)%, compared to 119% for the six months ended June 30,
2024. For the six months ended June 30, 2025, we reported tax expense of $6,460, a change of $104,457, compared to a benefit of $97,997 in 2024.
The  effective tax rate for June 30, 2025 was primarily impacted by the recognition of the federal marginal well tax credit available to qualified producers and due to management’s estimate of the annual effective tax rate expected for the full financial year as previously discussed. The federal government provides these credits to encourage companies to continue producing lower-volume wells during periods of low prices to maintain the underlying jobs they create and the state and local tax revenues they generate for communities to support schools, social programs, law enforcement and other similar public services. The differences between the statutory U.S. federal income tax rate and the effective tax rates are summarized as follows:

Six Months Ended
June 30, 2025	June 30, 2024	December 31, 2024
Expected tax at statutory U.S. federal income tax rate	21.0%	21.0%	21.0%
State income taxes, net of federal tax benefit	4.4%	2.1%	3.7%
Federal credits (a)	(50.2)%	96.9%	41.3%
Other, net	1.3%	(0.9)%	(4.8)%
Effective tax rate	(23.5)%	119.1%	61.2%
(a)The impact and the presentation of the federal tax credits on our effective tax rate can be positive or negative based on our expected annual pre-tax income or loss.
The Group expects pre-tax income for the year-ended December 31, 2025, while the Group expected and realized pre-tax loss for the six months ended June 30, 2024 and the year ended December 31, 2024, respectively.

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The provision for income taxes in the Consolidated Statement of Comprehensive Income is summarized below:

	Six Months Ended		Year Ended
	June 30, 2025	June 30, 2024	December 31, 2024
Income (loss) before taxation	$(27,466)	$(82,252)	$(223,952)
Effective tax rate	(23.5)%	119.1%	61.2%
Income tax (benefit) expense	6,460	(97,997)	(136,951)

	Six Months Ended	Six Months Ended	Year Ended
	June 30, 2025	June 30, 2024	December 31, 2024
Current income tax (benefit) expense
Federal (benefit) expense	$6,053	$4,568	$(18,238)
State (benefit) expense	7,247	4,217	1,122
Foreign - UK (benefit) expense	—	—	234
Total current income tax (benefit) expense	$13,300	$8,785	$(16,882)
Deferred income tax (benefit) expense
Federal (benefit) expense	$(7,120)	$(98,109)	$(111,003)
State (benefit) expense	500	(8,722)	(9,016)
Foreign - UK (benefit) expense	(220)	49	(50)
Total deferred income tax (benefit) expense	$(6,840)	$(106,782)	$(120,069)
Total income tax (benefit) expense	$6,460	$(97,997)	$(136,951)
The Organization for Economic Cooperation and Development (“OECD”) has proposed model rules for a global minimum tax of 15% of reported profits
(“Pillar Two”) that has been agreed upon in principle by over 140 countries. While the U.S. has not yet enacted rules implementing Pillar Two, the U.K.
has. This is relevant to the Company as it is resident in the U.K. for corporation tax purposes. The Finance (No. 2) Act 2023 (the “UK Act”) was enacted on July 11, 2023, and implements the OECD’s Base Erosion & Profit Shifting (“BEPS”) Pillar Two Income Inclusion Rule and a ‘Qualifying Domestic
Minimum Top-up Tax’ for accounting periods beginning on or after December 31, 2023. The UK Act also includes a transitional safe harbor election for accounting periods beginning on or before December 31, 2026. Although the Pillar Two rules can lead to additional taxes, including taxes on our profits in the U.S., the Group anticipates qualifying for a transitional safe harbor under the Pillar Two rules. We have undertaken an assessment and evaluated the impact of these rules based on the Group’s results for the year ended December 31, 2024 and the Group believes it will not have a material impact on its financial position, results of operations, or cash flows due to the availability of a transitional safe harbor for the year ended December 31, 2025.
The Group will continue to evaluate the potential consequences of Pillar Two on its longer-term financial position. The Group has applied the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.
Note 8 - Derivative Financial Instruments
(Amounts in thousands, except share, per share and per unit data)
The Group faces volatility in market prices and basis differentials for natural gas, NGLs and oil, affecting the predictability of its cash flows from commodity sales. Additionally, the Group’s cash flows related to interest payments on variable rate debt obligations can be impacted by fluctuations in interest rate markets, depending on its debt structure. To manage these, the Group utilizes various derivative financial instruments. As of June 30, 2025, these instruments included swaps, collars, basis swaps, and stand-alone put and call options. Below is a description of these instruments:

Swaps:	When the Group sells a swap, it agrees to receive a fixed price for the contract while paying a floating market price to the counterparty;
Collars:
Arrangements that include a fixed floor price (purchased put option) and a fixed ceiling price (sold call option) based on an index price have no net costs overall. At the contract settlement date, (1) when the index price is higher than the ceiling price, the Group pays the counterparty the difference between the index price and ceiling price, (2) when the index price is between the floor and ceiling prices, no payments are due from either party, and (3) when the index price is below the floor price, the Group will receive the difference between the floor price and the index price.
Some collar arrangements may also include a sold put option with a strike price below the purchased put option. Known as a three-
way collar, the structure operates similarly to the standard collar. However, when the index price settles below the sold put option, the Group pays the counterparty the difference between the index price and sold put option, effectively enhancing realized pricing by the difference between the price of the sold and purchased put options;

Basis swaps:
Arrangements that guarantee a price differential for commodities from a specified delivery point. When the Group sells a basis swap, it receives a payment from the counterparty if the price differential exceeds the stated terms of the contract. Conversely, if the price differential is less than the stated terms, the Group pays the counterparty;

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Put options:
The Group purchases and sells put options in exchange for a premium. When the Group purchases a put option, it receives from the counterparty the excess amount (if any) by which the market price falls below the strike price of the put option at the time of settlement. If the market price is above the put option’s strike price, no payment is required from either party. Conversely, when the
Group sells a put option, it pays the counterparty the excess amount (if any) by which the market price falls below the strike price of the put option at the time of settlement. If the market price is above the put option’s strike price, no payment is required from either party;

Call options:
The Group purchases and sells call options in exchange for a premium. When the Group purchases a call option, it receives from the counterparty the excess amount (if any) by which the market price exceeds the strike price of the call option at the time of settlement. If the market price is below the call option’s strike price, no payment is required from either party. When the Group sells a call option, it pays the counterparty the excess amount (if any) by which the market price exceeds the strike price of the call option at the time of settlement. If the market price is below the call option’s strike price, no payment is required from either party; and

The Group may elect to enter into offsetting transactions for the above instruments for the purpose of cancelling or terminating certain positions.
The following tables summarize the Group's calculated net fair value of derivative financial instruments as of the reporting date as follows:

		Weighted Average Price per Mcfe(a)
	Volume		Sold	Purchased	Sold	Purchased	Basis	Fair Value at
Natural Gas Contracts	(MMBtu)	Swaps	Puts	Puts	Calls	Calls	Differential	June 30, 2025
For the remainder of 2025
Swaps	123,767	$3.67	$—	$—	$—	$—	$—	$(29,311)
Two-way collars	1,840	—	—	3.69	3.90	—	—	(253)
Three-way collars	3,680	—	2.22	3.27	3.69	—	—	(1,425)
Stand-alone calls	5,301	—	—	—	3.66	—	—	(2,413)
Basis swaps	135,335	—	—	—	—	—	(0.58)	23,711
2026
Swaps	229,735	$3.57	$—	$—	$—	$—	$—	$(190,658)
Two-way collars	7,300	—	—	3.43	5.36	—	—	(1,394)
Stand-alone calls(b)	19,777	—	—	—	3.70	—	—	(34,701)
Basis swaps	214,730	—	—	—	—	—	(0.59)	13,305
2027
Swaps	205,839	$3.46	$—	$—	$—	$—	$—	$(133,424)
Two-way collars	6,409	—	—	3.62	6.05	—	—	526
Stand-alone calls(b)	10,950	—	—	—	3.69	—	—	(30,988)
Basis swaps	163,693	—	—	—	—	—	(0.54)	1,326
2028
Swaps	175,737	$3.27	$—	$—	$—	$—	$—	$(111,518)
Two-way collars	10,502	—	—	4.22	6.81	—	—	6,374
Stand-alone calls(b)	7,320	—	—	—	3.83	—	—	(7,568)
Purchased puts	7,978	—	—	3.17	—	—	—	2,905
Sold puts	7,978	—	3.17	—	—	—	—	(2,905)
Basis swaps	103,589	—	—	—	—	—	(0.75)	(5,214)
2029
Swaps	139,339	$3.18	$—	$—	$—	$—	$—	$(88,122)
Two-way collars	28,251	—	—	3.83	5.16	—	—	5,145
Stand-alone calls	7,300	—	—	—	3.69	—	—	(6,295)
Basis swaps	3,594	—	—	—	—	—	(0.40)	(526)
2030
Swaps	79,042	$3.19	$—	$—	$—	$—	$—	$(35,239)
Two-way collars	30,099	—	—	3.69	4.33	—	—	3,598
Three-way collars	6,276	—	1.90	3.20	3.96	—	—	(2,010)

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		Weighted Average Price per Mcfe(a)
	Volume		Sold	Purchased	Sold	Purchased	Basis	Fair Value at
Natural Gas Contracts	(MMBtu)	Swaps	Puts	Puts	Calls	Calls	Differential	June 30, 2025
2031
Swaps	49,704	$3.20	$—	$—	$—	$—	$—	$(21,430)
Two-way collars	38,595	—	—	3.69	4.31	—	—	3,709
Three-way collars	5,909	—	1.90	3.20	3.96	—	—	(2,078)
2032
Swaps	47,503	$3.20	$—	$—	$—	$—	$—	$(14,502)
Two-way collars	9,190	—	—	3.69	4.31	—	—	(1,617)
Three-way collars	2,824	—	1.90	3.20	3.96	—	—	(814)
2033
Swaps	22,706	$3.24	$—	$—	$—	$—	$—	$(5,483)
Total natural gas contracts								$(669,289)
(a)Rates have been converted from Btu to Mcfe using a Btu conversion factor of 1.0553.
(b)Includes future cash settlements for deferred premiums.

		Weighted Average Price per Bbl
	Volume		Sold	Fair Value at
NGLs Contracts	(MBbls)	Swaps	Calls	June 30, 2025
For the Remainder of 2025
Swaps	3,969	$36.00	$—	$881
Stand-alone calls	460	—	30.07	(1,651)
2026
Swaps	7,350	$33.85	$—	$(3,659)
Stand-alone calls	913	—	27.83	(5,826)
2027
Swaps	6,402	$30.77	$—	$(3,105)
2028
Swaps	1,386	$28.97	$—	$(1,001)
2029
Swaps	1,074	$25.94	$—	$(1,992)
Total NGLs contracts				$(16,353)

		Weighted Average Price per Bbl
	Volume		Sold	Purchased	Sold	Fair Value at
Oil Contracts	(MBbls)	Swaps	Puts	Puts	Calls	June 30, 2025
For the Remainder of 2025
Swaps	3,163	$69.24	$—	$—	$—	$21,191
Three-way collars	368	—	55.00	65.00	75.08	1,090
Sold calls	55	—	—	—	70.50	(67)
2026
Swaps	4,896	$67.28	$—	$—	$—	$27,796
Three-way collars	730	—	55.00	65.00	74.00	1,532
Sold calls	475	—	—	—	65.58	(2,240)
2027
Swaps	4,236	$63.91	$—	$—	$—	$8,934
Sold calls	365	—	—	—	65.00	(2,360)

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		Weighted Average Price per Bbl
	Volume		Sold	Purchased	Sold	Fair Value at
Oil Contracts	(MBbls)	Swaps	Puts	Puts	Calls	June 30, 2025
2028
Swaps	2,591	$62.23	$—	$—	$—	$679
Sold calls	366	—	—	—	65.00	(2,637)
2029
Swaps	1,498	$61.62	$—	$—	$—	$(428)
Sold calls	365	—	—	—	65.00	(1,144)
Total oil contracts						$52,346

			Fair Value at
Interest	Principal Hedged	Fixed Rate	June 30, 2025
2025
SOFR interest rate swap	$5,520	4.15%	$149
Net fair value of derivative financial instruments			$(633,147)
When derivative assets and liabilities are with the same counterparty and a legal right of set-off exists under a master netting arrangement, netting their fair values for financial reporting purposes is permitted. The Directors have elected to present these derivative assets and liabilities on a net basis when these conditions are satisfied. The following table outlines the Group’s net derivatives as of the periods presented:

Derivative Financial Instruments	Consolidated Statement of Financial Position	June 30, 2025	December 31, 2024
Assets:
Non-current assets	Derivative financial instruments	$54,393	$28,439
Current assets	Derivative financial instruments	75,622	33,759
Total assets		$130,015	$62,198
Liabilities:
Non-current liabilities	Derivative financial instruments	$(594,793)	$(608,869)
Current liabilities	Derivative financial instruments	(168,369)	(163,676)
Total liabilities		$(763,162)	$(772,545)
Net assets (liabilities):
Net assets (liabilities) - non-current	Derivative financial instruments	$(540,400)	$(580,430)
Net assets (liabilities) - current	Derivative financial instruments	(92,747)	(129,917)
Total net assets (liabilities)		$(633,147)	$(710,347)
The Group presents the fair value of derivative contracts on a net basis in the Consolidated Statement of Financial Position. Below is the impact of this presentation on the Group’s recognized assets and liabilities as of the specified periods:

	As of June 30, 2025
	Presented without Effects of Netting	Effects of Netting	As Presented with Effects of Netting
Non-current assets	$180,813	$(126,420)	$54,393
Current assets	133,840	(58,218)	75,622
Total assets	$314,653	$(184,638)	$130,015
Non-current liabilities	$(721,214)	$126,421	$(594,793)
Current liabilities	(226,586)	58,217	(168,369)
Total liabilities	$(947,800)	$184,638	$(763,162)
Total net assets (liabilities)	$(633,147)	$—	$(633,147)

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	As of December 31, 2024
	Presented without Effects of Netting	Effects of Netting	As Presented with Effects of Netting
Non-current assets	$90,635	$(62,196)	$28,439
Current assets	77,801	(44,042)	33,759
Total assets	$168,436	$(106,238)	$62,198
Non-current liabilities	$(671,300)	$62,431	$(608,869)
Current liabilities	(207,483)	43,807	(163,676)
Total liabilities	$(878,783)	$106,238	$(772,545)
Total net assets (liabilities)	$(710,347)	$—	$(710,347)
The Group recorded the following gains (losses) on derivative financial instruments in the Consolidated Statement of Comprehensive Income for the
specified periods:

	Six Months Ended		Year Ended
	June 30, 2025	June 30, 2024	December 31, 2024
Net gain (loss) on commodity derivative settlements(a)	$(37,654)	$77,749	$151,289
Net gain (loss) on interest rate swaps(a)	70	100	190
Total gain (loss) on settled derivative instruments	$(37,584)	$77,849	$151,479
Gain (loss) on fair value adjustments of unsettled financial instruments(b)	(77,630)	(80,117)	(189,030)
Total gain (loss) on derivative financial instruments	$(115,214)	$(2,268)	$(37,551)
(a)Represents the cash settlement of hedges that settled during the period.
(b)Represents the change in fair value of financial instruments, net of the carrying value of hedges that settled during the period.
All derivatives are defined as Level 2 instruments because their valuation relies on inputs other than quoted prices, that are observable for the assets and liabilities.
Commodity Derivative Contract Modifications & Extinguishments
From time to time, such as when acquiring producing assets, completing ABS financings, or navigating changing price environments, the Group will opportunistically modify, offset, extinguish, or add to certain existing hedge positions. Modifications include the volume of production subject to contracts, the swap or strike price of certain derivative contracts, and similar elements of the derivative contract. The Group maintains distinct, long-
dated derivative contract portfolios for its ABS financings. The Group also maintains a separate derivative contract portfolio related to its assets collateralized by the Credit Facility. The derivative contract portfolios for the Group’s ABS financings and Credit Facility are reflected in the Group’s
Statement of Financial Position.
2025 Modifications & Extinguishments
In February 2025, the Group adjusted portions of its commodity derivative portfolio across its legal entities for approximately $150,000 in connection with the completion of the ABS X financing arrangement. The Group made further adjustments to its commodity derivative portfolio for approximately
$21,134 for the retirement of the ABS I and Term Loan I financing arrangements. As these modifications were associated with borrowing transactions, they are presented as a financing activity in the Consolidated Statement of Cash Flows. For detailed information regarding the Group’s financing arrangements, refer to Note 12.
The Group made no modifications in 2024.
Note 9 - Share Capital
(Amounts in thousands, except share, per share and per unit data)
The Company has one class of common shares which carry the right to one vote at annual general meetings of the Group. As of June 30, 2025, the
Group had unlimited shares authorized and all shares in issue were fully paid.
Share capital represents the nominal (par) value of shares (£0.20) that have been issued. Share premium includes any premiums received on issue of share capital above par. Any transaction costs associated with the issuance of shares are deducted from share premium, net of any related income tax benefits. The components of share capital include:
Issuance of Share Capital
In March 2025, the Group announced the completion of its previously announced acquisition of Maverick. The transaction was funded in part through the issuance of 21,194,213 new common shares direct to the unitholders of Maverick. The total value of the stock consideration was $253,271, excluding transaction costs of $365, based on the Company’s NYSE stock price on the closing date of the Maverick transaction.
In February 2025, the Company issued 8,500,000 new common shares at $14.50 per share to raise gross proceeds of $123,250, excluding transaction costs of $5,783. The Group used the net proceeds to repay a portion of the debt incurred in connection with the Maverick acquisition.

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In October 2024, the Company issued 2,342,445 new common shares direct to the Seller to fund a portion of the of the East Texas II transaction. The total value of the stock consideration was $27,453, excluding transaction costs of $82, based on the Company’s NYSE stock price on the closing date of the East Texas II transaction.
In August 2024, the Company issued 2,249,650 new common shares direct to Crescent Pass to fund a portion of the Crescent Pass transaction. The total value of the stock consideration was $28,413, excluding transaction costs of $80, based on the Company’s NYSE stock price on the closing date of the Crescent Pass transaction.
For detailed information regarding the acquisitions mentioned above, refer to Note 4.
Treasury Shares
The Group’s holdings in its own equity instruments are classified as treasury shares. The consideration paid, along with any directly attributable incremental costs, is deducted from the Group’s stockholders’ equity until the shares are cancelled or reissued. No gain or loss is recognized in the
Consolidated Statement of Comprehensive Income upon the purchase, sale, issuance, or cancellation of treasury shares.
Employee Benefit Trust (“EBT”)
In March 2022, the Group established the EBT to benefit its employees. The Group provides funding to the EBT to facilitate the acquisition of shares.
These shares are held in the EBT to fulfill awards and grants under the Group’s 2017 Equity Incentive Plan and the Employee Share Purchase Plan (the
“ESPP”). Shares held in the EBT are treated in the same manner as treasury shares and are thus included in the Consolidated Financial Statements as
Treasury Shares.
During the six months ended June 30, 2025 the EBT purchased 218,778 shares at an average price per share of $11.24 (approximately £8.55) for a total consideration of $2,458 (approximately £1,870). Additionally, the EBT issued 224,331 shares during the six months ended June 30, 2025 to settle vested share-based awards and ESPP purchases. As of June 30, 2025, the EBT held 640,545 shares.
During the six months ended June 30, 2024, the EBT purchased 197,160 shares at an average price per share of $13.10 (approximately £10.41) for a total consideration of $2,582 (approximately £2,053). Additionally, the EBT issued 116,300 shares during the six months ended June 30, 2024 to settle vested share-based awards and ESPP purchases. As of June 30, 2024, the EBT held 448,124 shares.
Repurchase of Shares
During the six months ended June 30, 2025, the Group repurchased 2,581,827 treasury shares at an average price per share of $13.03 totaling
$33,649.
During the six months ended June 30, 2024, the Group repurchased 618,547 treasury shares at an average price per share of $13.09 totaling $8,094.
The following tables summarize the Group's share capital, net of customary transaction costs, for the periods presented:

	Number of Shares	Total Share Capital	Total Share Premium
Balance as of January 1, 2025	50,649,844	$13,762	$1,262,711
Issuance of share capital (equity placement)	8,500,000	2,129	115,338
Issuance of share capital (acquisition consideration)	21,194,213	5,490	—
Issuance of EBT shares (equity compensation)	224,331	—	—
Repurchase of shares (EBT)	(218,778)	—	—
Repurchase of shares (share buyback program)	(2,581,827)	(686)	—
Balance as of June 30, 2025	77,767,783	20,695	1,378,049

Balance as of January 1, 2024	47,556,462	$12,897	$1,208,192
Issuance of EBT shares (equity compensation)	116,300	—	—
Repurchase of shares (EBT)	(197,160)	—	—
Repurchase of shares (share buyback program)	(618,547)	(104)	—
Balance as of June 30, 2024	46,857,055	$12,793	$1,208,192

Balance as of January 1, 2024	47,556,462	$12,897	$1,208,192
Issuance of share capital (acquisition consideration)	4,592,095	1,185	54,519
Issuance of EBT shares (equity compensation)	139,317	—	—
Repurchase of shares (EBT)	(418,151)	—	—
Repurchase of shares (share buyback program)	(1,219,879)	(320)	—
Balance as of December 31, 2024	50,649,844	$13,762	$1,262,711

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Table of Contents	Diversified Energy Company PLC Interim Report 2025	Financial Statements
Note 10 - Dividends
(Amounts in thousands, except share, per share and per unit data)
The following tables summarize the Group's dividends declared and paid on the dates indicated:

	Dividend per Share		Record Date	Pay Date	Shares Outstanding	Gross Dividends Paid
Date Dividends Declared	USD	GBP
November 12, 2024	$0.290	£0.2224	February 28, 2025	March 31, 2025	59,149,844	$17,153
April 9, 2025	$0.290	£0.2125	May 30, 2025	June 30, 2025	78,174,894	22,671
Paid during the six months ended June 30, 2025						$39,824

	Dividend per Share		Record Date	Pay Date	Shares Outstanding	Gross Dividends Paid
Date Dividends Declared	USD	GBP
November 15, 2023	$0.875	£0.6844	March 1, 2024	March 28, 2024	47,221,488	$41,319
April 10, 2024	$0.290	£0.2283	May 24, 2024	June 28, 2024	47,062,984	13,648
Paid during the six months ended June 30, 2024						$54,967
May 9, 2024	$0.290	£0.2211	August 30, 2024	September 27, 2024	49,005,036	14,211
August 15, 2024	$0.290	£0.2279	November 29, 2024	December 27, 2024	50,642,261	14,686
Paid during the year ended December 31, 2024						$83,864
On May 12, 2025 the Group proposed a dividend of $0.29 per share. The dividend will be paid on September 30, 2025 to shareholders on the register on August 29, 2025. This dividend was not required to be approved by shareholders, thereby qualifying it as an “interim” dividend. No liability was recorded in the Interim Condensed Consolidated Financial Statements in respect of this interim dividend as of June 30, 2025.
Dividends are waived on shares held in the EBT.
Subsequent Events
On August 11, 2025 the Directors recommended a dividend of $0.29 per share. The dividend will be paid on December 31, 2025 to shareholders on the register on December 1, 2025. This dividend was not required to be approved by shareholders, thereby qualifying it as an “interim” dividend. No liability has been recorded in the Interim Condensed Consolidated Financial Statements in respect of this dividend as of June 30, 2025.
Note 11 - Asset Retirement Obligations
(Amounts in thousands, except share, per share and per unit data)
The Group records a liability for the present value of the estimated future decommissioning costs associated with its natural gas and oil properties.
Although productive life of wells varies within the Group’s portfolio, the Group currently anticipates that all existing wells will reach the end of their productive lives and be retired by approximately 2100, in alignment with the Group’s reserve calculations. Additionally, the Group records a liability for the future decommissioning costs of its production facilities and pipelines when required by contract, statute, or constructive obligation. For the six months ended June 30, 2025 and year ended December 31, 2024, no state contractual agreements or statutes related to production facilities and pipelines are expected to impose material obligations on the Group.
In estimating the present value of future decommissioning costs for its natural gas and oil properties, the Group considers several factors, including the number and state jurisdictions of wells, current decommissioning costs by state and well type, and the Group’s retirement plan, which is based on state requirements and the Group’s capacity to retire wells over their productive lives. The Directors’ assumptions are grounded in the current economic environment and are believed to provide a reasonable basis for estimating the future liability. However, actual decommissioning costs will ultimately depend on future market prices at the time the decommissioning services are performed. Additionally, the timing of decommissioning will vary based on when the fields cease to produce economically, which is influenced by future natural gas and oil prices, factors that are inherently uncertain.
The Group incorporates annual inflationary cost increases into its current cost expectations and then discounts the resulting cash flows using a credit-
adjusted risk-free discount rate. The inflationary adjustment is based on the U.S. long-term 10-year rate, sourced from consensus economics. In determining the discount rate of the liability, the Group considers treasury rates as well as the Bloomberg 15-year U.S. Energy BB and BBB bond index, which aligns economically with the underlying long-term and unsecured liability. Based on this evaluation, the net discount rates used in the calculation of the decommissioning liability were 3.66% and 3.73% for 2025 and 2024, respectively.

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Table of Contents	Diversified Energy Company PLC Interim Report 2025	Financial Statements
The composition of the provision for asset retirement obligations as of the reporting date is detailed below for the periods presented:

	Six Months Ended	Year Ended
	June 30, 2025	December 31, 2024
Balance at beginning of period	$648,578	$506,648
Additions(a)	223,036	111,265
Accretion	24,130	30,868
Asset retirement costs	(8,607)	(6,724)
Revisions to estimate(b)	4,616	6,521
Balance at end of period	$891,753	$648,578
LESS: Current asset retirement obligations	8,683	6,436
Non-current asset retirement obligations	$883,070	$642,142
(a)For further details regarding acquisitions and divestitures, refer to Note 4 .
(b)As of June 30, 2025, the Group performed normal revisions to its asset retirement obligations, which resulted in a $4,616 increase in the liability. This increase was primarily due to a lower discount rate as a result of a decrease in bond yield volatility over the first half of the year. As of December 31, 2024, the Group performed normal revisions to its asset retirement obligations, which resulted in a $6,521 increase in the liability. This increase was comprised of a $94,957 increase for cost revisions and a $382 increase attributed to retirement timing. Partially offsetting the increase was a $88,818 decrease attributable to a higher discount rate as a result of an increase in bond yield volatility during the year.
Changes to assumptions used in estimating the Group’s asset retirement obligations could significantly affect the carrying value of the liability. A reasonably possible adjustment in these assumptions could have the following impact on the Group’s asset retirement obligations as of June 30, 2025:

ARO Sensitivity	Scenario 1(a)	Scenario 2(b)
Discount rate	$(226,059)	$1,418,010
Timing	51,796	(56,787)
Cost	89,695	(89,695)
(a)Scenario 1 assumes an increase of the BBB 15-year discount rate to approximately 7% (which is one of the highest rates observed since 2020), a 10% increase in cost and a 10% increase in timing by assuming the addition of one plugging rig, which would accelerate retirement plans. All of these scenarios have been either historically observed or are considered reasonably possible.
(b)Scenario 2 assumes a decrease of the BBB 15-year discount rate to approximately 3% (which is one of the lowest rates observed since 2020), a 10% decrease in cost and a 10% decrease in timing by assuming the loss of one plugging rig, which would delay retirement plans. All of these scenarios have been either historically observed or are considered reasonably possible.

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Table of Contents	Diversified Energy Company PLC Interim Report 2025	Financial Statements
Note 12 - Borrowings
(Amounts in thousands, except share, per share and per unit data)
The Group’s borrowings consisted of the following amounts as of the reporting date:

Instrument	Interest Rate				June 30, 2025	December 31, 2024
Credit Facility	(8.16%	and	8.63%,	respectively)(a)	473,000	284,400
Term Loan I	(6.50%)				—	88,948
Term Loan II	(8.83%)	(a)			—	83,851
ABS I Notes	(5.00%)				—	80,157
ABS II Notes	(5.25%)				—	102,431
ABS IV Notes	(4.95%)				71,772	79,653
ABS VI Notes	(7.50%)	(b)			214,626	242,010
ABS VIII Notes	(7.28%)				566,526	585,747
ABS IX Notes	(6.89%)				71,390	75,316
ABS X Notes	(7.07%)				516,724	—
ABS Maverick Notes	(9.10%)				470,000	—
Nordic Bonds	(9.75%)				300,000	—
Other miscellaneous borrowings(c)					36,536	113,060
Total borrowings					$2,720,574	$1,735,573
Less: Current portion of long-term debt					(216,423)	(209,463)
Less: Deferred financing costs					(42,725)	(34,115)
Plus: Market premiums					10,258	—
Less: Original issue discounts					(11,197)	(8,216)
Total non-current borrowings, net					$2,460,487	$1,483,779
(a)Represents the variable interest rate as of period end.
(b)Includes $132,576 for the assumption of Oaktree’s proportionate share of the ABS VI debt as part of the Oaktree acquisition as of December 31, 2024. Refer to Note 4 for additional information regarding the Oaktree acquisition.
(c)Includes $76,100 in notes payable issued as part of the consideration in the Oaktree acquisition as of December 31, 2024. Includes $26,981 and $30,000 in notes payable issued by a third party financial institution in November 2024, collateralized by two natural gas processing plants and various natural gas compressors and related support equipment in the Central Region, as of June 30, 2025 and December 31, 2024, respectively. Refer to Note 4 for additional information regarding the
Oaktree acquisition.
Credit Facility
The Group maintains a revolving loan facility (the “Credit Facility”) with a lending syndicate, the borrowing base for which is redetermined semi-annually or as needed. The Group’s wholly owned subsidiary, DP RBL Co LLC, serves as the borrower under the Credit Facility. The borrowing base is primarily determined by the value of the natural gas and oil properties that serve as collateral for the lending arrangement, and it may fluctuate due to changes in collateral, which can result from acquisitions or the establishment of ABS, term loans, or other lending structures.
In March 2025, in connection with the close of the Maverick acquisition, the Group amended and restated the credit agreement governing its Credit
Facility. The amendment extended the maturity of the Credit Facility to March 2029 and increased the borrowing base to $900,000, primarily resulting from the additional collateral acquired in the Maverick acquisition. There were no other material changes to pricing or terms. The Group utilized the proceeds from the upsized borrowing base to fund a portion of the Maverick acquisition and repay the outstanding principal on Term Loan II. Refer to
Note 4 for additional information regarding acquisitions.
The Credit Facility has an interest rate of SOFR plus an additional spread that ranges from 2.75% to 3.75% based on utilization. Interest payments on the Credit Facility are paid on a quarterly basis. Available borrowings under the Credit Facility were $391,961 as of June 30, 2025 which considers the impact of $35,039 in letters of credit issued to certain vendors.
The Credit Facility contains certain customary representations and warranties and affirmative and negative covenants, including covenants relating to:
maintenance of books and records; financial reporting and notification; compliance with laws; maintenance of properties and insurance; and limitations on incurrence of indebtedness, liens, fundamental changes, international operations, asset sales, making certain debt payments and amendments, restrictive agreements, investments, restricted payments and hedging. The restricted payment provision governs the Group’s ability to make discretionary payments such as dividends, share repurchases, or other discretionary payments. DP RBL Co LLC must comply with the following restricted payments test in order to make discretionary payments (i) leverage is less than 1.5x and borrowing base availability is >15%, or (ii) leverage is between
1.5x and 2.0x, free cash flow must be positive and borrowing base availability must be >20%, and (iii) when leverage exceeds 2.0x for DP RBL Co LLC, restricted payments are prohibited.
Additional covenants require DP RBL Co LLC to maintain a ratio of total debt to EBITDAX of not more than 3.25 to 1.00 and a ratio of current assets
(with certain adjustments) to current liabilities of not less than 1.00 to 1.00 as of the last day of each fiscal quarter.
As of June 30, 2025, the Group was in compliance with all covenants for the Credit Facility.

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Table of Contents	Diversified Energy Company PLC Interim Report 2025	Financial Statements
Term Loan I
In May 2020, the Group acquired DP Bluegrass LLC, a limited-purpose, bankruptcy-remote, wholly owned subsidiary, to facilitate a securitized financing agreement for $160,000, structured as a secured term loan (the “Term Loan I”). The Group issued Term Loan I at a 1% discount, resulting in net proceeds of $158,400, which were used to fund the 2020 Carbon and EQT acquisitions. Term Loan I was secured by certain producing assets acquired in connection with these acquisitions.
Term Loan I accrued interest at an annual rate of 6.50% and had a maturity date of May 2030. Both interest and principal payments on Term Loan I were made on a monthly basis.
Term Loan II
In August 2024, the Group formed DP Yellow Jacket Holdco LLC, a limited-purpose, bankruptcy-remote, wholly-owned subsidiary to enter into a securitized financing agreement for a $60,000 term loan and a $5,000 revolving loan for a total borrowing base of $65,000 (the “Term Loan II”). The proceeds from Term Loan II were used, in part, to fund the 2024 Crescent Pass acquisition.
In October 2024, the Group amended the Term Loan II and expanded the term loan to $82,651 and the revolving loan to $12,349 for a total borrowing base of $95,000. This amendment was accounted for as an extinguishment, which resulted in a loss of $2,470, recorded in ‘loss on early retirement of debt’ in the Statement of Comprehensive Income. The expanded borrowing capacity was used to fund a portion of the 2024 East Texas II acquisition, and the acquired assets additionally collateralized the expanded Term Loan II.
The Term Loan II was secured by the Crescent Pass and East Texas II assets and carried an interest at SOFR plus an additional spread ranging from
4.25% to 5.25% and was payable quarterly. The term loan was subject to fixed amortization with monthly principal payments of $500 beginning in
February 2025 and escalating to $1,000 beginning in July 2025 with the remaining unpaid principal balance due upon maturity in August 2027. The
Term Loan II was to be prepaid if the Group received cash in connection with an issuance of equity interest or ABS monetization.
ABS I Notes
In November 2019, the Group formed Diversified ABS LLC (“ABS I”), a limited-purpose, bankruptcy-remote, wholly-owned subsidiary, to issue BBB-
rated asset-backed securities for an aggregate principal amount of $200,000 at par. The ABS I Notes are secured by specific upstream producing assets in the Appalachian Region owned by the Group. At the time of the agreement, 85% of the natural gas production from these assets was hedged through long-term derivative contracts. The ABS I Notes carried an annual interest rate of 5% and had a legal final maturity date of January 2037, with an amortizing maturity date of December 2029. Both interest and principal payments on the ABS I Notes were made on a monthly basis.
If ABS I generated cash flow exceeding the required payments, it was required to pay between 50% to 100% of the excess cash flow, contingent on certain performance metrics, as additional principal, with the remaining excess cash flow, if any, remaining with the Group. In particular, (a) with respect to any payment date prior to March 1, 2030, (i) if the debt service coverage ratio (the “DSCR”) as of such payment date was greater than or equal to 1.25 to 1.00, then 25%, (ii) if the DSCR as of such payment date was less than 1.25 to 1.00 but greater than or equal to 1.15 to 1.00, then
50%, and (iii) if the DSCR as of such payment date was less than 1.15 to 1.00, the production tracking rate for ABS I was less than 80%, or the loan to value ratio was greater than 85%, then 100%, and (b) with respect to any payment date on or after March 1, 2030, 100%.
ABS II Notes
In April 2020, the Group formed Diversified ABS Phase II LLC (“ABS II”), a limited-purpose, bankruptcy-remote, wholly owned subsidiary, to issue BBB-
rated asset-backed securities in an aggregate principal amount of $200,000. The ABS II Notes were issued at a 2.775% discount. The Group used the net proceeds of $183,617, net of discount, capital reserve requirement, and debt issuance costs, to reduce the outstanding balance on its Credit Facility.
The ABS II Notes were secured by specific upstream producing assets in the Appalachian Region owned by the Group. At the time of the agreement,
85% of the natural gas production from these assets was hedged through long-term derivative contracts. The ABS II Notes carried an annual interest rate of 5.25% rate per annum and had a legal final maturity date of July 2037, with an amortizing maturity date of September 2028. Both interest and principal payments on the ABS II Notes were made on a monthly basis.
If ABS II generated cash flow exceeding the required payments, it was required to pay between 50% to 100% of the excess cash flow, contingent on certain performance metrics, as additional principal, with the remaining excess cash flow, if any, remaining with the Group. In particular, (a) (i) if the
DSCR as of any payment date was less than 1.15 to 1.00, then 100%, (ii) if the DSCR as of such payment date was greater than or equal to 1.15 to
1.00 and less than 1.25 to 1.00, then 50%, or (iii) if the DSCR as of such payment date was greater than or equal to 1.25 to 1.00, then 0%; (b) if the production tracking rate for ABS II was less than 80%, then 100%, else 0%; (c) if the loan-to-value ratio (“LTV”) as of such payment date was greater than 65%, then 100%, else 0%; (d) with respect to any payment date after July 1, 2024 and prior to July 1, 2025, if LTV was greater than 40% and
ABS II executed hedging agreements for a minimum period of 30 months starting July 2026 covering production volumes of at least 85% but no more than 95% (the “Extended Hedging Condition”), then 50%, else 0%; (e) with respect to any payment date after July 1, 2025 and prior to October 1,
2025, if LTV was greater than 40% or ABS II did not satisfy the Extended Hedging Condition, then 50%, else 0%; and (f) with respect to any payment date after October 1, 2025, if LTV was greater than 40% or ABS II did not satisfy the Extended Hedging Condition, then 100%, else 0%.
ABS III Notes
In February 2022, the Group formed Diversified ABS Phase III LLC (“ABS III”), a limited-purpose, bankruptcy-remote, wholly-owned subsidiary, to issue
BBB rated asset-backed securities with a total principal amount of $365,000 at par (the “ABS III Notes”). The ABS III Notes were secured by certain upstream producing and midstream assets in the Appalachian Region owned by the Group. The ABS III Notes carried an annual interest rate of 4.875%
and had a legal final maturity date of April 2039, with an amortizing maturity date of November 2030. Both interest and principal payments on the ABS
III Notes were made on a monthly basis.
If ABS III generated cash flow exceeding the required payments, it was required to pay between 50% to 100% of the excess cash flow, contingent on certain performance metrics, as additional principal, with the remaining excess cash flow, if any, remaining with the Group. In particular, (a) (i) if the
DSCR as of any payment date was greater than or equal to 1.25 to 1.00, then 0%, (ii) if the DSCR as of such payment date was less than 1.25 to 1.00 but greater than or equal to 1.15 to 1.00, then 50%, and (iii) if the DSCR as of such payment date was less than 1.15 to 1.00, then 100%; (b) if the production tracking rate for ABS III (as described in the ABS III Indenture) was less than 80%, then 100%, else 0%; and (c) if the LTV for ABS III was greater than 65%, then 100%, else 0%.

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Table of Contents	Diversified Energy Company PLC Interim Report 2025	Financial Statements
ABS IV Notes
In February 2022, the Group formed Diversified ABS IV LLC (“ABS IV”), a limited-purpose, bankruptcy-remote, wholly-owned subsidiary, to issue BBB rated asset-backed securities with a total principal amount of $160,000 at par value (the “ABS IV Notes”). These notes are secured by a portion of the upstream producing assets acquired through the Blackbeard acquisition. The ABS IV Notes carry an annual interest rate of 4.95% and have a legal final maturity date of February 2037, with an amortizing maturity date of September 2030. Both interest and principal payments on the ABS IV Notes are made on a monthly basis.
If ABS IV generated cash flow exceeding the required payments, it must allocate between 50% to 100% of the excess cash flow towards additional principal payments, depending on certain performance metrics, with any remaining excess cash flow retained by the Group. Specifically, (a) (i) if the
DSCR on any payment date is at least 1.25 to 1.00, then 0% of the excess cash flow is used for additional principal payments, (ii) if the DSCR is between 1.15 to 1.00 and 1.25 to 1.00, then 50%, and (iii) if the DSCR is below 1.15 to 1.00, then 100%; (b) if the production tracking rate for ABS IV is below 80%, then 100%, otherwise 0%; and (c) if the LTV for ABS IV exceeds 65%, then 100%, otherwise 0%.
ABS V Notes
In May 2022, the Group formed Diversified ABS Phase V LLC (“ABS V”), a limited-purpose, bankruptcy-remote, wholly-owned subsidiary, to issue BBB rated asset-backed securities with a total principal amount of $445,000 at par value (the “ABS V Notes”). These notes were secured by a majority of the
Group’s remaining upstream assets in the Appalachian Region that were not included in previous ABS transactions. The ABS V Notes carry an annual interest of 5.78% and had a legal final maturity date of May 2039, with an amortizing maturity of December 2030. Both interest and principal payments on the ABS V Notes were made on a monthly basis.
If ABS V generated cash flow exceeding the required payments, it allocated between 50% to 100% of this excess cash flow towards additional principal payments, depending on certain performance metrics, with any remaining excess cash flow retained by the Group. Specifically, (a) (i) if the DSCR on any payment date was at least 1.25 to 1.00, then 0% of the excess cash flow was used for additional principal payments, (ii) if the DSCR was between
1.15 to 1.00 and 1.25 to 1.00, then 50%, and (iii) if the DSCR was below 1.15 to 1.00, then 100%; (b) if the production tracking rate for ABS V was below 80%, then 100%, otherwise 0%; and (c) if the LTV for ABS V exceeded 65%, then 100%, otherwise 0%.
ABS VI Notes
In October 2022, the Group formed Diversified ABS Phase VI LLC (“ABS VI”), a limited-purpose, bankruptcy-remote, wholly-owned subsidiary, to issue, jointly with Oaktree, BBB+ rated asset-backed securities with a total principal amount of $460,000. The Group’s share amounted to $235,750 before fees, reflecting its 51.25% ownership interest in the collateral assets (the “ABS VI Notes”). The ABS VI Notes were issued at a 2.63% discount and are primarily secured by the upstream assets jointly acquired with Oaktree in the Tapstone acquisition. The Group recorded its proportionate share of the
ABS VI Notes in its Consolidated Statement of Financial Position. In June 2024, as part of the Oaktree acquisition, the Group assumed Oaktree’s proportionate debt of $132,576 associated with the ABS VI Notes. Refer to Note 4 for additional information regarding the Oaktree acquisition.
The ABS VI Notes carry an annual interest rate of 7.50% and have a legal final maturity date of November 2039, with an amortizing maturity date of
October 2031. Both interest and principal payments on the ABS VI Notes are made on a monthly basis.
If ABS VI achieves certain performance metrics, it is required to allocate 50% to 100% of any excess cash flow towards additional principal payments.
Specifically, (a) (i) if the DSCR as of the applicable payment date is below 1.15 to 1.00, then 100% of the excess cash flow is used for additional principal payments, (ii) if the DSCR is between 1.15 to 1.00 and 1.25 to 1.00, then 50%, or (iii) if the DSCR is at least 1.25 to 1.00, then 0%; (b) if the production tracking rate for ABS VI is below 80%, then 100%, otherwise 0%; and (c) if the LTV for ABS VI exceeds 75%, then 100%, otherwise 0%.
ABS VII Notes
In November 2023, the Group formed DP Lion Equity Holdco LLC (“ABS VII”), a limited-purpose, bankruptcy-remote, wholly-owned subsidiary, to issue
Class A and Class B asset-backed securities (the “Class A Notes,” “Class B Notes,” and collectively the “ABS VII Notes”). These notes are secured by certain upstream producing assets in the Appalachian Region. The Class A Notes, rated BBB+, were issued with a total principal amount of $142,000, while the Class B Notes, rated BB-, were issued with a total principal amount of $20,000. The Class A Notes carry an annual interest rate of 8.243% and have a legal final maturity date of November 2043, with an amortizing maturity date of February 2034. The Class B Notes carry an annual interest rate of 12.725% and have a legal final maturity date of November 2043, with an amortizing maturity date of August 2032. Both interest and principal payments on the ABS VII Notes are made on a monthly basis.
In December 2023, the Group divested 80% of the equity ownership in ABS VII to outside investors, generating cash proceeds of $30,000. Upon evaluating the remaining 20% interest in ABS VII, the Group determined that the governance structure does not allow it to exercise control, joint control, or significant influence over the entity. Consequently, ABS VII is not consolidated within the Group’s financial statements. The Group’s remaining investment in ABS VII, initially valued at $7,500, was accounted for at fair value in accordance with IFRS 9, Financial Instruments (“IFRS 9”).
ABS VIII Notes
In May 2024, the Group formed Diversified ABS VIII LLC, a limited-purpose, bankruptcy-remote, wholly-owned subsidiary, to issue Class A-1 and Class
A-2 asset-backed securities (the “Class A-1 Notes,” “Class A-2 Notes,” and collectively the “ABS VIII Notes”). The Class A-1 Notes, rated A, were issued with a total principal amount of $400,000, while the Class A-2 Notes, rated BBB+, were issued with a total principal amount of $210,000. The proceeds from these issuances were used to repay the outstanding principal of the ABS III and V notes, effectively retiring those notes from the Group’s outstanding debt. Consequently, Diversified ABS III LLC & Diversified ABS V LLC were dissolved. The ABS VIII Notes are secured by the collateral that previously secured the ABS III and V notes, which includes certain upstream producing and midstream assets in the Appalachian Region owned by the
Group, and the remaining upstream assets in the Appalachian Region that were not securitized by previous ABS transactions.
The Class A-1 Notes carry an annual interest rate of 7.076%, while the Class A-2 Notes carry an annual interest rate of 7.670%. These notes have a legal final maturity date of May 2044, with amortizing maturity of March 2033. Both interest and principal payments on the ABS VIII Notes are made on a monthly basis.
If ABS VIII achieves certain performance metrics, it is required to allocate 25% to 100% of any excess cash flow towards additional principal payments.
Specifically, (a) (i) if the DSCR as of the applicable payment date is below 1.45 to 1.00, then 100%, (ii) if the DSCR is between 1.45 to 1.00 and 1.50 to

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Table of Contents	Diversified Energy Company PLC Interim Report 2025	Financial Statements
1.00, then 50%, or (iii) if the DSCR is at least 1.50 to 1.00, then 25%; (b) if the production tracking rate for ABS VIII is below 80%, then 100%, otherwise 25%; or (c) if the LTV for ABS VIII exceeds 75%, then 100%, otherwise 25%.
ABS IX Notes
In June 2024, the Group formed DP Mustang Holdco LLC, a limited-purpose, bankruptcy-remote, wholly-owned subsidiary (“ABS IX,” formerly “ABS
Facility Warehouse”), to secure a bridge loan facility (the “ABS Facility Warehouse Notes”). The initial draw on the ABS Facility Warehouse Notes amounted to $71,000, which included $66,343 in net proceeds, $3,060 in restricted cash interest reserve, and $1,597 in debt issuance costs. The ABS
Facility Warehouse Notes were secured by certain producing assets that previously collateralized the Credit Facility. It carried an interest rate of SOFR plus an additional 3.75% and had a legal final maturity date of May 2029. Both interest and principal payments on the ABS Facility Warehouse Notes were made on a monthly basis.
In September 2024, the Group issued Class A and Class B asset-backed securities (the “Class A Notes,” “Class B Notes,” and collectively the “ABS IX
Notes”) with a total principal amount of $76,500. The Class A Notes were issued with a total principal amount of $71,000, while the Class B Notes were issued with a total principal amount of $5,500. The proceeds from these issuances were used to repay the outstanding principal of the ABS Facility
Warehouse Notes, effectively retiring it from the Group’s outstanding debt and resulting in a loss on the early retirement of debt amounting to $1,634.
The Class A Notes carry an annual interest rate of 6.555% and have an amortizing maturity date of December 2034. The Class B Notes carry an annual interest rate of 11.235% and have an amortizing maturity date of September 2030. Both interest and principal payments on the ABS IX Notes are made on a monthly basis.
ABS X Notes
In February 2025, the Group formed Diversified ABS Phase X LLC, a limited-purpose, bankruptcy-remote, wholly-owned subsidiary (“ABS X”), to issue to issue Class A-1, Class A-2, and Class B asset-backed securities (the “Class A-1 Notes,” “Class A-2 Notes,” “Class B Notes,” and collectively the “ABS X
Notes”) with a total principal amount of $530,000. The Class A-1 Notes, rated A-, were issued with a total principal amount of $200,000. The Class A-2
Notes, rated BBB, were issued with a total principal amount of $240,000. The Class B Notes, rated BB-, were issued with a total principal amount of
$90,000. The proceeds from these issuances were used to repay the outstanding principal of the ABS I Notes, ABS II Notes, and Term Loan I, effectively retiring those notes from the Group’s outstanding debt. The ABS X Notes are secured by certain upstream producing assets in the
Appalachian Region owned by the Group, including those that previously collateralized the ABS I Notes, ABS II Notes, and Term Loan I. Excess proceeds from the issuance of the Notes were used to fund the Summit acquisition and for general corporate purposes. Refer to Note 4 for additional information regarding acquisitions.
The Class A-1 Notes carry an annual interest rate of 5.945%. The Class A-2 Notes carry an annual interest rate of 6.751%. The Class B Notes carry an annual interest rate of 10.398%. These notes have a legal final maturity date of February 2045. Both interest and principal payments on the ABS X
Notes are made on a monthly basis.
If ABS X achieves certain performance metrics, it is required to allocate 25% to 100% of any excess cash towards additional principal payments.
Specifically, (a) (i) if the Senior  DSCR as of the applicable payment date is below 1.45 to 1.00, then 100%, (ii) if the Senior DSCR as of such Payment
Date is greater than or equal to 1.45 to 1.00 and less than 1.55 to 1.00, then 50%, or (iii) if the Senior DSCR as of such Payment Date is greater than or equal to 1.55 to 1.00, then 32.5%; (b) if the production tracking rate for ABS X is below 80%, then 100%, otherwise 32.5%; (c) if the Senior LTV is greater than 80%, then 100%, and (ii) if the Senior LTV is greater than 75% but less than or equal to 80%, then 50%, otherwise 32.5%; or if the
Aggregate LTV is greater than 90%, then 100%.
ABS Maverick Notes
In February 2025, the Group formed Maverick ABS Holdings LLC, a limited-purpose, bankruptcy-remote, wholly-owned subsidiary (“ABS Maverick”), to hold the Class A-1, Class A-2, and Class B asset-backed securities (the “Class A-1 Notes,” “Class A-2 Notes,” “Class B Notes,” and collectively the “ABS
Maverick Notes”) assumed as part of the Maverick acquisition. These Notes had a total principal amount of $640,000 upon issuance. The Class A-1
Notes, rated A-, were issued with a total principal amount of $285,000. The Class A-2 Notes, rated BBB+, were issued with a total principal amount of
$260,000. The Class B Notes, rated BB-, were issued with a total principal amount of $95,000. Upon acquisition, the ABS Maverick Notes carried a  1.6%
market premium and are secured by certain upstream producing assets in the Western Anadarko Basin acquired in the Maverick acquisition. Refer to
Note 4 for additional information regarding acquisitions.
The Class A-1 Notes carry an annual interest rate of 8.121%. The Class A-2 Notes carry an annual interest rate of 8.946%. The Class B Notes carry an annual interest rate of 12.436%. These notes have a legal final maturity date of December 2038. Both interest and principal payments on the ABS
Maverick Notes are made on a monthly basis.
If ABS Maverick achieves certain performance metrics, it is required to allocate 0% to 100% of any excess cash towards additional principal payments on the Class A-1 Notes and Class A-2 Notes. Specifically, (a) with respect to any payment date occurring prior to excess allocation starting date, if, as of such payment date, (i) if no diversion or rapid amortization event is continuing, 0%, and (ii) if a diversion or rapid amortization event is continuing,
100%; and (b) with respect to any payment date on or after excess allocation starting date, 100%.
If ABS Maverick achieves certain performance metrics, it is required to allocate 0% to 100% of any excess cash towards additional principal payments on the Class B Notes. Specifically, (a) with respect to any payment date occurring prior to excess allocation starting date, (A) if, as of such payment date, (i) the DSCR is greater than or equal to 1.05 to 1.00, (ii) the production tracking rate is great than or equal to 85%, (iii) the LTV is less than (A)
prior to 24 months since the issuance of the Class B Notes, 70%, (B) between 24 and 36 months since the issuance of the Class B Notes, 70%, (B)
between 24 and 36 months since the issuance of the Class B Notes, 60%, and (C) at any other time when clauses (A) and (B) do not apply, 50%, and
(iv) no rapid amortization event is continuing, then 0%, otherwise, 100%; and (b) with respect to any payment date occurring on or after the excess allocation starting date, 100%.
Nordic Bonds
In April 2025, the Group issued $300,000 of new senior secured notes in the Nordic bond market at a 2% discount, resulting in net proceeds of
$294,000 (the “Nordic Bonds”). The proceeds were used for to repay existing indebtedness and for general corporate purposes. The Nordic Bonds mature in April 2029 and bear interest at a fixed rate of 9.75% per annum, payable semi-annually in arrears.

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Table of Contents	Diversified Energy Company PLC Interim Report 2025	Financial Statements
The Nordic Bonds must comply with the following financial covenants (i) leverage ratio shall not exceed 3.5x, (ii) asset coverage ratio shall not be less than 1.20 to 1.00, (iii) book equity shall not be less than $500,000, and (iv) liquidity shall not be less than 25% of the outstanding bonds.
The Nordic Bonds will be listed for trading on the Oslo Stock Exchange by January 2026.
As of June 30, 2025, the Group was in compliance with all financial covenants for the Nordic Bonds.
Oaktree Seller’s Note
In June 2024 the Group partially funded the purchase price of the Oaktree acquisition with deferred consideration in the form of an unsecured seller’s note from Oaktree (the “Oaktree Seller’s Note”). The Group issued $83,348 in notes at an annual interest rate of 8% and had a legal final maturity date of December 2025. Deferred interest and principal payments were scheduled in three installments: December 2024, June 2025, and December 2025.
In October 2024, the Group modified the terms of the Oaktree Seller’s Note, increasing the rate to 9%, extending the maturity date to September 2026, and changing the payment schedule to monthly interest and principal payments. Refer to Note 4 for additional information regarding the Oaktree acquisition.
In April 2025, the Group used proceeds from the Nordic Bonds to repay the outstanding principal of the Oaktree Seller’s Note, thereby retiring the notes from the Group’s outstanding debt.
Early Retirement of Debt
In February 2025, the Group used proceeds from the ABS X Notes to repay the outstanding principal of the ABS I & II notes and Term Loan I, thereby retiring the ABS I & II notes and Term Loan I from the Group’s outstanding debt and resulting in a loss on the early retirement of debt of $26,793.
Concurrently, Diversified ABS Holdings LLC,  Diversified ABS Phase II Holdings LLC, and DP Bluegrass Holdings LLC were dissolved. The ABS X Notes are secured by the collateral previously securing the ABS I & II notes, along with a portion of the collateral previously securing Term Loan I.
In March 2025, the Group used proceeds from the upsized borrowing base on the amended and restated credit agreement governing the Credit Facility, resulting in the write-off of unamortized debt issuance costs of $12,514, to repay the outstanding principal on Term Loan II, thereby retiring Term Loan
II from the Group’s outstanding debt and resulting in a loss on the early retirement of debt of $178.
In May 2024, the Group utilized proceeds from the ABS VIII Notes to repay the outstanding principal of the ABS III & V notes, thereby retiring the notes from the Group’s outstanding debt. The transaction resulted in a loss on the early retirement of debt of $10,649. Concurrently, Diversified ABS Phase III
LLC & Diversified ABS Phase V LLC were dissolved. The ABS VIII Notes are secured by the collateral previously securing the ABS III & V notes.
Debt Covenants
ABS IV, VI, VIII, IX, X, and Maverick Notes (Collectively, the “ABS Notes”) and the Nordic Bond
The ABS Notes and Nordic Bond are governed by a series of covenants and restrictions typical for such transactions, including (i) the requirement for the issuer to maintain specified reserve accounts to ensure the payment of interest on the ABS Notes and Nordic Bond, (ii) provisions for optional and mandatory prepayments, specified make-whole payments under certain conditions, (iii) indemnification payments in the event that the assets pledged as collateral for the ABS Notes and Nordic Bond are found to be defective or ineffective, (iv) covenants related to recordkeeping, access to information and similar matters, and (v) compliance with all applicable laws and regulations, including the Employee Retirement Income Security Act (“ERISA”),
environmental laws, and the USA Patriot Act (ABS IV only).
The ABS Notes and Nordic Bonds are also subject to customary accelerated amortization events as outlined in the indenture. These events include failure to maintain specified debt service coverage ratios, failure to meet certain production metrics, certain change of control and management termination events, and the failure to repay or refinance the ABS Notes and Nordic Bond on the applicable scheduled maturity date.
Additionally, the ABS Notes and Nordic Bonds are subject to customary events of default, which include non-payment of required interest, principal, or other amounts due, failure to comply with covenants within specified time frames, certain bankruptcy events, breaches of specified representations and warranties, failure of security interests to be effective, and certain judgments.
As of June 30, 2025, the Group was in compliance with all financial covenants for the ABS Notes and Nordic Bonds.
Sustainability-Linked Borrowings
Credit Facility
The Credit Facility contains three sustainability performance targets (“SPTs”) that can influence the applicable margin on borrowings based on the
Group’s performance. These targets are:
•GHG Emissions Intensity: The target measures the Group’s consolidated Scope 1 emissions and Scope 2 emissions, expressed as MT CO2e per
MMcfe;
•Asset Retirement Performance: This target tracks the number of wells the Group successfully retires during any fiscal year; and
•TRIR Performance: This target is based on the TRIR, calculated as the arithmetic average of the two preceding fiscal years and current period. The
TRIR is computed by multiplying the total number of recordable cases (as defined by the Occupational Safety and Health Administration (“OSHA”))
by 200,000 and then dividing by total hours worked by all employees during any fiscal year.
The goals set by the Credit Facility for each of these categories are aspirational and represent higher thresholds than those the Group has publicly set for itself. The economic impact of meeting or failing to meet these thresholds is relatively minor, with adjustments to the applicable margin level ranging from a reduction of five basis points to an increase of five basis points in any given fiscal year.
An independent third-party assurance provider is required to certify the Group’s performance against the SPTs.

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Table of Contents	Diversified Energy Company PLC Interim Report 2025	Financial Statements
ABS IV
In connection with the issuance of the ABS IV Notes, the Group engaged an independent international provider of sustainability research and services to establish and maintain a “sustainability score” for the Group. If this score falls below a minimum threshold set at the time of issuance of the ABS IV
Notes, the interest payable for the subsequent interest accrual period will increase by five basis points. This score is based on an overall assessment of the Group’s corporate sustainability profile and is not contingent upon the Group meeting or exceeding specific sustainability performance metrics.
Additionally, the sustainability score is not influenced by the use of proceeds from the ABS IV Notes, and there are no restrictions on the use of these proceeds beyond the terms outlined in the Group’s Credit Facility. The Group provides updated to the ABS IV note holders through monthly note holder statements, informing them of any change in the interest rate payable on the ABS IV Notes resulting from changes in the sustainability score.
ABS VI & ABS VIII
A “second party opinion provider” has certified that the terms of the ABS VI & ABS VIII notes align with the International Capital Markets Association
(“ICMA”) framework for sustainability-linked bonds. This framework applies to bond instruments whose financial and/or structural characteristics vary based on the achievement of predefined sustainability objectives, or SPTs. The framework comprises five key components (1) the selection of key performance indicators (“KPIs”), (2) the calibration of SPTs, (3) variation of bond characteristics depending on whether the KPIs meet the SPTs, (4)
regular reporting of the status of the KPIs and whether the SPTs have been met, and (5) independent verification of SPT performance by an external reviewer, such as an auditor or environmental consultant. Unlike the ICMA’s framework for green bonds, its framework for sustainability-linked bonds do not mandate a specific use of proceeds.
The ABS VI & ABS VIII notes contain two SPTs. The Group must achieve, and have certified by May 28, 2027 for the ABS VI Notes and by December 31,
2029 for the ABS VIII Notes, the following targets: (1) a reduction in Scope 1 and Scope 2 GHG emissions intensity to 2.85 MT CO2e/MMcfe for the ABS
VI Notes and 2.73 MT CO2e/MMcfe or the ABS VIII Notes, and/or (2) a reduction in Scope 1 methane emissions intensity to 1.12 MT CO2e/MMcfe for the
ABS VI Notes and 0.75 MT CO2e/MMcfe for the ABS VIII Notes. If the Group fails to meet or have these SPTs certified by an external verifier by the respective deadlines, the interest rate payable on the ABS VI & ABS VIII notes will increase by 25 basis points for each unmet or uncertified SPT. An independent third-party assurance provider will be required to certify the Group’s performance against these SPTs by the applicable deadlines.
ABS X
The ABS X Notes contain two SPTs that can influence the applicable margin on borrowings based on the Group’s performance. These targets are:
•GHG Emissions Intensity: The target measures the Group’s consolidated Scope 1 emissions and Scope 2 emissions, expressed as MT CO2e per
MMcfe; and
•Methane Emissions Intensity: This target measures the Group’s consolidated Scope 1 emissions , expressed as MT CO2e per MMcfe.
Both targets must be met by December 2029.
The goals set by ABS X for each of these categories are aspirational and represent higher thresholds than those the Group has publicly set for itself. The economic impact of meeting or failing to meet these thresholds is relatively minor, with adjustments to the applicable margin level ranging from a reduction of 25 basis points to an increase of 25 basis points in any given fiscal year.
An independent third-party assurance provider is required to certify the Group’s performance against the SPTs.
Compliance
As of June 30, 2025, the Group met or was in compliance with all sustainability-linked debt metrics.
Future Maturities
The table below presents a reconciliation of the Group’s undiscounted future maturities of its total borrowings as of the reporting date:

	June 30, 2025	December 31, 2024
Not later than one year	$216,423	$209,463
Later than one year and not later than five years	1,598,471	940,780
Later than five years	905,680	585,330
Total borrowings	$2,720,574	$1,735,573
Finance Costs
The following table represents the Group’s finance costs for each of the periods presented:

	Six Months Ended		Year Ended
	June 30, 2025	June 30, 2024	December 31, 2024
Interest expense, net of capitalized and income amounts(a)	$94,544	$52,494	$120,773
Amortization of discount and deferred finance costs	3,427	8,087	16,870
Other	198	—	—
Total finance costs	$98,169	$60,581	$137,643
(a)Includes payments related to both borrowings and leases.

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Table of Contents	Diversified Energy Company PLC Interim Report 2025	Financial Statements
Interest Incurred
The table below represents the interest incurred related to the Group’s debt structures for each of the periods presented:

	Six Months Ended		Year Ended
	June 30, 2025	June 30, 2024	December 31, 2024
Credit Facility	$19,052	$10,369	$22,123
Term Loan I	938	3,398	6,531
ABS I Notes	652	2,419	4,571
ABS II Notes	978	3,557	6,787
ABS III Notes	—	5,507	5,507
ABS IV Notes	1,886	2,342	4,440
ABS V Notes	—	6,792	6,792
ABS VI Notes	9,534	7,170	17,953
ABS VIII Notes	21,053	3,948	25,375
ABS IX Notes	2,536	447	1,460
ABS X Notes	12,588	—	—
ABS Maverick Notes	13,229	—	—
Nordic Bonds	6,892	—	—
Other miscellaneous borrowings(a)	3,463	556	4,106
Total interest incurred on debt instruments	$92,801	$46,505	$105,645
(a)Includes $1,549, $556, and $3,947 of interest incurred on the Oaktree Seller’s Note for the six months ended June 30, 2025 and 2024 and the year ended December
31, 2024, respectively. Includes $1,717 and $159 of interest incurred on other notes payable for the six months ended June 30, 2025 and the year ended December 31,
2024, respectively.
Fair Value
The table below represents the fair value of the Group’s debt structures as of the periods presented:

	As of
	June 30, 2025	December 31, 2024
Credit Facility(a)	$473,000	$284,400
Term Loan I	—	86,277
Term Loan II(a)	—	83,851
ABS I Notes	—	76,821
ABS II Notes	—	98,273
ABS IV Notes	67,080	74,064
ABS VI Notes	213,319	240,150
ABS VIII Notes	583,127	593,653
ABS IX Notes	70,352	73,897
ABS X Notes	524,871	—
ABS Maverick Notes	470,695	—
Nordic Bond	298,220	—
Other miscellaneous borrowings	27,494	107,588
Total fair value of outstanding debt	$2,728,158	$1,718,974
(a)Carrying value approximates fair value.

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Table of Contents	Diversified Energy Company PLC Interim Report 2025	Financial Statements
Excess Cash Flow Payments
The table below represents excess cash flow payments based on the achievement of certain performance metrics related to the Group’s debt structures for each of the periods presented:

	Six Months Ended		Year Ended
	June 30, 2025	June 30, 2024	December 31, 2024
ABS I Notes	$—	$1,536	$2,401
ABS VIII Notes	10,221	—	14,753
ABS IX Notes	2,724	—	884
ABS X Notes	8,626	—	—
Total excess cash flow payments	$21,571	$1,536	$18,038
Financing Activities
Reconciliation of borrowings arising from financing activities:

	Six Months Ended		Year Ended
	June 30, 2025	June 30, 2024	December 31, 2024
Balance at beginning of period	$1,693,242	$1,276,627	$1,276,627
Acquired as part of an acquisition	719,927	215,924	215,924
Proceeds from borrowings	2,201,133	1,238,348	1,844,768
Repayments of borrowings	(1,928,017)	(1,076,897)	(1,653,489)
Costs incurred to secure financing	(30,574)	(13,988)	(20,267)
Amortization of discount and deferred financing costs	3,427	8,087	16,870
Cash paid for interest	(92,254)	(47,632)	(123,141)
Finance costs and other	110,026	54,091	135,950
Balance at end of period	$2,676,910	$1,654,560	$1,693,242
Note 13 - Fair Value & Financial Instruments
(Amounts in thousands, except share, per share and per unit data)
Fair Value
The fair value of an asset or liability is defined as the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction occurring in the principal market (or most advantageous market if a principal market is not available) for that asset or liability. In estimating fair value, the Group employees valuation techniques that align with the market approach, income approach, and/or cost approach, ensuring consistent application of these techniques. The inputs to these valuation techniques include the assumptions that market participants would use when pricing an asset or liability. IFRS 13, Fair Value Measurement (“IFRS 13”), establishes a fair value hierarchy for valuation inputs, prioritizing quoted prices in active markets for identical assets or liabilities as the highest level of input, and unobservable inputs as the lowest level. The fair value hierarchy is defined as follows:

Level 1:	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
Level 2:
Inputs (other than quoted prices included in Level 1) can include the following:
(1)Observable prices in active markets for similar assets or liabilities;
(2)Prices for identical assets or liabilities in markets that are not active;
(3)Directly observable market inputs for substantially the full term of the asset or liability; and
(4)Market inputs that are not directly observable but are derived from or corroborated by observable market data.

Level 3:	Unobservable inputs which reflect the Directors’ best estimates of what market participants would use in pricing the asset or liability at the measurement date.
Financial Instruments
Working Capital
The carrying values of cash and cash equivalents, trade receivables, other current assets, accounts payable, and other current liabilities in the
Consolidated Statement of Financial Position approximate fair value due to their short-term nature. For trade receivables, the Group applies the simplified approach permitted by IFRS 9, Financial Instruments (“IFRS 9”), which requires the recognition of expected lifetime losses from the initial recognition of the receivables. Financial liabilities are initially measured at fair value and subsequently measured at amortized cost.
For borrowings, derivative financial instruments, and leases the following methods and assumptions were used to estimate fair value:

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Table of Contents	Diversified Energy Company PLC Interim Report 2025	Financial Statements
Borrowings
The fair values of the Group’s ABS Notes and Nordic Bond are considered to be a Level 2 measurement on the fair value hierarchy. The carrying value of the borrowings under the Group's Credit Facility (to the extent utilized) approximates fair value because the interest rate is variable and reflective of market rates. The Group also considers the fair value of its Credit Facility to be a Level 2 measurement within the fair value hierarchy.
Leases
The Group initially measures the lease liability at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate to discount the ease payments.
Derivative Financial Instruments
The Group initially measures the fair value of its derivative financial instruments using a pricing model that incorporates market-based inputs. These inputs include, but are not limited to, the contractual price of the underlying position, current market prices, natural gas and liquids forward curves, discount rates such as the U.S. Treasury yields, SOFR curve, and volatility factors.
The Group classifies its derivative financial instruments into the fair value hierarchy based on the data used to determine their fair values. The Group’s fixed price swaps (Level 2) are estimated using third-party discounted cash flow calculations, utilizing the NYMEX futures index for natural gas and oil derivatives, and OPIS for NGLs derivatives. For valuing its interest rate derivatives (Level 2), the Group employs discounted cash flow models. The net derivative values attributable to the Group’s interest rate derivative contracts as of June 30, 2025 are based on (i) the contracted notional amounts, (ii)
active market-quoted SOFR yield curves, and (iii) the applicable credit-adjusted risk-free rate yield curve.
The Group’s call options, put options, and collars (Level 2) are valued using the Black-Scholes model, an industry standard option valuation model. This model accounts for inputs such as contract terms, including maturity, and market parameters, including assumptions of the NYMEX and OPIS futures, interest rates, volatility, and credit worthiness. Inputs to the Black-Scholes model, including the volatility input, are obtained from a third-party pricing source, with independent verification of the most significant inputs on a monthly basis. A change in volatility would result in a corresponding change in fair value measurement.
The Group’s basis swaps (Level 2) are estimated using third-party calculations based on forward commodity price curves.
There were no transfers between fair value levels for the six months ended June 30, 2025.
The following table includes the Group's financial instruments as of the periods presented:

	June 30, 2025	December 31, 2024
Cash and cash equivalents	$23,743	$5,990
Trade receivables, net	334,382	234,421
Other non-current assets	13,904	6,270
Other non-current liabilities	(18,602)	(5,384)
Other current liabilities(a)	(371,019)	(298,098)
Derivative financial instruments at fair value	(633,147)	(710,347)
Leases	(83,707)	(44,600)
Borrowings	(2,728,158)	(1,718,974)
Total	$(3,462,604)	$(2,530,722)
(a)Includes accrued expenses, net revenue clearing, and revenue to be distributed. Excludes asset retirement obligations.
Note 14 - Commitments & Contingencies
(Amounts in thousands, except share, per share and per unit data)
Litigation & Regulatory Proceedings
The Group is involved in various pending legal issues that have arisen in the ordinary course of business. The Group accrues for litigation, claims and proceedings when a liability is both probable and the amount can be reasonably estimated. As of June 30, 2025, the Group did not have any material amounts accrued related to litigation or regulatory matters. For any matters not accrued for, it is not possible to estimate the amount of any additional loss, or range of loss that is reasonably possible, but, based on the nature of the claims, management believes that current litigation, claims and proceedings are not, individually or in aggregate, after considering insurance coverage and indemnification, likely to have a material adverse impact on the Group’s financial position, results of operations or cash flows.
The Group has no other contingent liabilities that would have a material impact on its financial position, results of operations or cash flows.
Environmental Matters
The Group’s operations are subject to environmental regulation in all the jurisdictions in which it operates, and it was in substantial compliance as of
June 30, 2025. The Group is unable to predict the effect of additional environmental laws and regulations which may be adopted in the future, including whether any such laws or regulations would adversely affect its operations. The Group can offer no assurance regarding the significance or cost of compliance associated with any such new environmental legislation once implemented.
Note 15 - Related Party Transactions
(Amounts in thousands, except share, per share and per unit data)
The Group had no related party activity in 2025 or 2024.

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Table of Contents	Diversified Energy Company PLC Interim Report 2025	Financial Statements
Note 16 - Subsequent Events
(Amounts in thousands, except share, per share and per unit data)
The Group determined the need to disclose the following material transactions that occurred subsequent to June 30, 2025, which have been described within each relevant footnote as follows:

Description	Footnote
Dividends	Note 10

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Table of Contents	Diversified Energy Company PLC Interim Report 2024	Additional Information
Additional Information
Alternative Performance Measures (Non-IFRS)
(Amounts in thousands, except per share and per unit data)
We utilize APMs to enhance the comparability of information across reporting periods and to more accurately assess cash flows. This is achieved by adjusting for uncontrollable or transactional factors that are not comparable period-over-period or by aggregating measures. This approach helps users of this Interim Report better understand the activity occurring across the Group. APMs are employed by the Directors for planning and reporting purposes and should not be viewed as a replacement for IFRS. These APMs are non-IFRS measures. Additionally, these measures are used in discussions with the investment analyst community and credit rating agencies.
Adjusted EBITDA & Pro Forma TTM Adjusted EBITDA
As used herein, EBITDA represents earnings before interest, taxes, depletion, depreciation and amortization. Adjusted EBITDA includes adjusting for items that are not comparable period-over-period, namely, finance costs, accretion of asset retirement obligation, other (income) expense, (gain) loss on fair value adjustments of unsettled financial instruments, (gain) loss on natural gas and oil property and equipment, (gain) loss on sale of equity interest, unrealized (gain) loss on investment, costs associated with acquisitions, other adjusting costs, loss on early retirement of debt, non-cash equity compensation, (gain) loss on interest rate swaps, and items of a similar nature. Pro forma TTM adjusted EBITDA extends adjusted EBITDA by adjusting for acquisitions or other significant changes that impacted EBITDA over the last twelve months.
Adjusted EBITDA and pro form TTM adjusted EBITDA should not be considered in isolation or as a substitute for operating profit or loss, net income or loss, or cash flows provided by operating, investing and financing activities. However, we believe such measure is useful to an investor in evaluating our financial performance because it (1) is widely used by investors in the natural gas and oil industry as an indicator of underlying business performance;
(2) helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing the often-volatile revenue impact of changes in the fair value of derivative instruments prior to settlement; (3) is used in the calculation of a key metric in one of our
Credit Facility financial covenants; and (4) is used by us as a performance measure in determining executive compensation. When evaluating this measure, we believe investors also commonly find it useful to evaluate this metric as a percentage of our total revenue, inclusive of settled hedges, producing what we refer to as our adjusted EBITDA margin.

	Six Months Ended
	June 30, 2025	June 30, 2024	December 31, 2024
Net income (loss)	$(33,926)	$15,745	$(102,746)
Finance costs	98,169	60,581	77,062
Accretion of asset retirement obligations	24,130	14,667	16,201
Other (income) expense(a)	(465)	(755)	(502)
Income tax (benefit) expense	6,460	(97,997)	(38,954)
Depreciation, depletion and amortization	164,205	119,220	137,264
(Gain) loss on fair value adjustments of unsettled financial instruments	77,630	80,117	108,913
(Gain) loss on natural gas and oil property and equipment(b)	5,552	249	15,059
(Gain) loss on sale of equity interest	—	—	7,375
Unrealized (gain) loss on investment	(6,355)	(2,433)	6,446
Costs associated with acquisitions	27,966	3,724	7,849
Other adjusting costs(c)	10,819	10,451	11,924
Loss on early retirement of debt	39,485	10,649	4,104
Non-cash equity compensation	4,377	3,669	4,617
(Gain) loss on interest rate swap	(70)	(100)	(90)
Total adjustments	$451,903	$202,042	$357,268
Adjusted EBITDA	$417,977	$217,787	$254,522
Pro forma TTM adjusted EBITDA(d)	$964,028	$584,261	$548,570
(a)Excludes $0.6 million, $0.5 million, and $0.6 million in dividend distributions received for our investment in DP Lion Equity Holdco during the six months ended June 30,
2025, June 30, 2024, and December 31, 2024,respectively.
(b)Excludes $70 million, $7 million and $34 million in cash proceeds received for leasehold sales during the six months ended June 30, 2025, June 30, 2024 and December
31, 2024, respectively, less $6 million and $14 million for the six months ended June 30, 2025 and December 31, 2024, respectively.
(c)Other adjusting costs for the six months ended June 30, 2025 were primarily associated with one-time personnel-related expenses and legal fees from certain litigation.
Other adjusting costs for the six months ended June 30, 2024 were primarily associated with expenses associated with unused firm transportation agreements and legal and professional fees. Other adjusting costs for the six months ended December 31, 2024 were primarily associated with legal fees from certain litigation.
(d)Includes adjustments for the trailing twelve months ended June 30, 2025 for the Maverick, Summit, East Texas II, and Crescent Pass acquisitions to pro forma results for a full twelve months of operations. Similar adjustments were made for the trailing twelve months ended June 30, 2024 for the Oaktree acquisition as well as for the trailing twelve months ended December 31, 2024 for the Oaktree, Crescent Pass, and East Texas II acquisitions.

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Table of Contents	Diversified Energy Company PLC Interim Report 2024	Additional Information
Net Debt
As used herein, net debt represents total debt as recognized on the balance sheet less cash and restricted cash. Total debt includes our borrowings under the Credit Facility, borrowings under or issuances of, as applicable, our subsidiaries’ securitization facilities, and other borrowings. We believe net debt is a useful indicator of our leverage and capital structure.
Net Debt-to-Adjusted EBITDA & Net Debt-to-Pro Forma TTM Adjusted EBITDA
As used herein, net debt-to-adjusted EBITDA, net debt-to-pro forma TTM adjusted EBITDA, or “leverage” or “leverage ratio,” is measured as net debt divided by adjusted EBITDA or pro forma TTM adjusted EBITDA. We believe that this metric is a key measure of our financial liquidity and flexibility and is used in the calculation of a key metric in one of our Credit Facility financial covenants.

	As of
	June 30, 2025	June 30, 2024	December 31, 2024
Total debt	$2,676,910	$1,654,560	$1,693,242
LESS: Cash and cash equivalents	23,743	3,483	5,990
LESS: Restricted cash(a)(b)	103,158	54,976	46,269
Net debt	$2,550,009	$1,596,101	$1,640,983

Adjusted EBITDA	$417,977	$217,787	$472,309
Pro forma TTM adjusted EBITDA(c)	$964,028	$584,261	$548,570
Net debt-to-pro forma TTM adjusted EBITDA(d)	2.6x	2.7x	3.0x
(a)Includes adjustments for deferred financing costs and original issue discounts, consistent with presentation on the Statement of Financial Position.
(b)The increase of restricted cash as of June 30, 2025, is due to the addition of $19 million and $31 million in restricted cash for the ABS X Notes and ABS Maverick Notes, respectively, offset by $4 million for the retirement of the ABS I & II notes.
(c)Includes adjustments for the trailing twelve months ended June 30, 2025 for the Maverick, Summit, East Texas II, and Crescent Pass acquisitions to pro forma results for a full twelve months of operations. Similar adjustments were made for the trailing twelve months ended June 30, 2024 for the Oaktree acquisition as well as for the trailing twelve months ended December 31, 2024 for the Oaktree, Crescent Pass, and East Texas II acquisitions.
(d)Does not include adjustments for working capital which are often customary in the market.
Total Revenue, Inclusive of Settled Hedges
As used herein, total revenue, inclusive of settled hedges, accounts for the impact of derivatives settled in cash. We believe that total revenue, inclusive of settled hedges, is useful because it enables investors to discern our realized revenue after adjusting for the settlement of derivative contracts.
Adjusted EBITDA Margin
As used herein, adjusted EBITDA margin is measured as adjusted EBITDA, as a percentage of total revenue, inclusive of settled hedges. Adjusted
EBITDA margin encompasses the direct operating costs and the portion of general and administrative costs required to produce each Mcfe. This metric includes operating expense, employee costs, administrative costs and professional services, and recurring allowance for credit losses, which cover both fixed and variable cost components. We believe that adjusted EBITDA margin is a useful measure of our profitability and efficiency, as well as our earnings quality, because it evaluates the Group on a more comparable basis period-over-period, especially given our frequent involvement in transactions that are not comparable between periods.

	Six Months Ended
	June 30, 2025	June 30, 2024	December 31, 2024
Total revenue	$778,065	$368,674	$426,167
Net gain (loss) on commodity derivative instruments(a)	(37,654)	77,749	73,540
Total revenue, inclusive of settled hedges	$740,411	$446,423	$499,707
Adjusted EBITDA	$417,977	$217,787	$254,522
Adjusted EBITDA margin	56%	49%	51%
(a)Net gain (loss) on commodity derivative settlements represents cash paid or received on commodity derivative contracts. This excludes settlements on foreign currency and interest rate derivatives, as well as the gain (loss) on fair value adjustments for unsettled financial instruments for each of the periods presented.

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Table of Contents	Diversified Energy Company PLC Interim Report 2024	Additional Information
Free Cash Flow
As used herein, free cash flow represents net cash provided by operating activities, less expenditures on natural gas and oil properties and equipment, and cash paid for interest. We believe that free cash flow is a useful indicator of our ability to generate cash that is available for activities beyond capital expenditures. The Directors believe that free cash flow provides investors with an important perspective on the cash available to service debt obligations, make strategic acquisitions and investments, and pay dividends.

	Six Months Ended
	June 30, 2025	June 30, 2024	December 31, 2024
Net cash provided by operating activities	$264,135	$160,810	$184,853
LESS: Expenditures on natural gas and oil properties and equipment	(89,269)	(20,848)	(31,252)
LESS: Cash paid for interest	(92,254)	(47,632)	(75,509)
Free cash flow	$82,612	$92,330	$78,092
Adjusted Operating Cost & Adjusted Operating Cost per Mcfe
Adjusted operating cost and adjusted operating cost per Mcfe is a metric that allows us to measure the direct operating costs and the portion of general and administrative costs required to produce each Mcfe. Similar to adjusted EBITDA margin, this metric includes operating expenses, employee costs, administrative costs and professional services, and recurring allowance for credit losses, encompassing fixed and variable cost components.
Employees, Administrative Costs & Professional Services
As used herein, employees, administrative costs and professional services represents total administrative expenses, excluding costs associated with acquisitions, other adjusting costs, and non-cash expenses. We use this measure because it excludes items that affect the comparability of results or are not indicative of trends in the ongoing business.

	Six Months Ended
	June 30, 2025	June 30, 2024	December 31, 2024
Total production (Mcfe)	182,298	135,763	153,823
Total operating expense	$345,605	$196,112	$232,790
Employees, administrative costs & professional services	47,092	40,482	46,403
Recurring allowance for credit losses	—	—	101
Adjusted operating cost	$392,697	$236,594	$279,294
Adjusted operating cost per Mcfe	$2.15	$1.74	$1.82

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Table of Contents	Diversified Energy Company PLC Interim Report 2024	Additional Information
Glossary of Terms

£	British pound sterling
$	U.S. dollar
ABS	Asset-Backed Security
Adjusted EBITDA	Adjusted EBITDA is an APM. Refer to APMs within this Interim Report for information on how this metric is calculated and reconciled to IFRS measures.
Adjusted EBITDA margin	Adjusted EBITDA margin is an APM. Refer to APMs within this Interim Report for information on how this metric is calculated and reconciled to IFRS measures.
Adjusted operating cost	Adjusted operating cost is an APM. Refer to APMs within this Interim Report for information on how this metric is calculated and reconciled to IFRS measures.
Adjusted operating cost per Mcfe	Adjusted operating cost per Mcfe is an APM. Refer to APMs within this Interim Report for information on how this metric is calculated and reconciled to IFRS measures.
APM	Alternative Performance Measure
Bbl	Barrel or barrels of oil or natural gas liquids
Board or BOD	Board of Directors
Boe
Barrel of oil equivalent, determined by using the ratio of one Bbl of oil or NGLs to six Mcf of natural gas. The ratio of one barrel of oil or NGLs to six Mcf of natural gas is commonly used in the industry and represents the approximate energy equivalence of oil or NGLs to natural gas, and does not represent the economic equivalency of oil and NGLs to natural gas.
The sales price of a barrel of oil or NGLs is considerably higher than the sales price of six Mcf of natural gas.

Boepd	Barrels of oil equivalent per day
Btu	A British thermal unit, which is a measure of the amount of energy required to raise the temperature of one pound of water one degree Fahrenheit.
CO2	Carbon dioxide
CO2e	CO2 equivalent
DD&A	Depreciation, depletion and amortization
EBITDA	Earnings before interest, tax, depreciation and amortization
EBITDAX	Earnings before interest, tax, depreciation, amortization and exploration expense
Employees, administrative costs and professional services	Employees, administrative costs and professional services is an APM. Refer to APMs within this Interim Report for information on how this metric is calculated and reconciled to IFRS measures.
EPS	Earnings per share
Free cash flow	Free cash flow is an APM. Refer to APMs within this Interim Report for information on how this metric is calculated and reconciled to IFRS measures.
G&A	General and administrative expense
GBP	British pound sterling
Henry Hub	A natural gas pipeline delivery point that serves as the benchmark natural gas price underlying NYMEX natural gas futures contracts.
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IPO	Initial public offering
IFRS	International Financial Reporting Standards
LOE	Lease operating expense is defined as the sum of employee and benefit expenses, well operating expense (net), automobile expense and insurance cost.
LSE	London Stock Exchange
LTIR	Lost time incident rate (“LTIR”) is the number of work-related lost time incidents per 200,000 work hours.
MBbls	Thousand barrels
MBoe	Thousand barrels of oil equivalent
MBoepd	MBoe per day
Mcf	Thousand cubic feet of natural gas
Mcfe	Mcf equivalent
Mcfepd	Mcfe per day

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Table of Contents	Diversified Energy Company PLC Interim Report 2024	Additional Information

Midstream	Midstream activities include the processing, storing, transporting and marketing of natural gas, NGLs and oil.
MMBoe	Million barrels of oil equivalent
MMBtu	Million British thermal units
MMcf	Million cubic feet of natural gas
MMcfe	Million cubic feet of natural gas equivalent
Mont Belvieu	A mature trading hub with a high level of liquidity and transparency that sets spot and futures prices for NGLs.
MVA	Motor vehicle accident (“MVA”) is the rate of preventable accidents per million miles driven.
MT	Metric ton
MT CO2e	Metric ton of carbon dioxide equivalent
Net debt	Net debt is an APM. Refer to APMs within this Interim Report for information on how this metric is calculated and reconciled to IFRS measures.
Net debt-to-adjusted EBITDA	Net debt-to-adjusted EBITDA, or “leverage” or “leverage ratio”, is an APM. Refer to APMs within this Interim Report for information on how this metric is calculated and reconciled to IFRS measures.
Net debt-to-pro forma TTM adjusted EBITDA
Net debt-to-pro forma TTM adjusted EBITDA, or “leverage” or “leverage ratio”, is an APM. Refer to APMs within this
Interim Report for information on how this metric is calculated and reconciled to IFRS measures.

NGLs	Natural gas liquids, such as ethane, propane, butane and natural gasoline that are extracted from natural gas production streams.
NYMEX	New York Mercantile Exchange
Oil	Includes crude oil and condensate
OSHA	Occupational Safety and Health Administration
Pro forma TTM adjusted EBITDA	Pro forma TTM adjusted EBITDA is an APM. Refer to APMs within this Interim Report for information on how this metric is calculated and reconciled to IFRS measures.
Realized sales price	The cash market price less all expected quality, transportation and demand adjustments.
SOFR	Secured Overnight Financing Rate
TRIR	Total recordable incident rate (“TRIR”) is the number of work-related injuries per 200,000 work hours.
Total revenue, inclusive of settled hedges	Total revenue, inclusive of settled hedges, is an APM. Refer to APMs within this Interim Report for information on how this metric is calculated and reconciled to IFRS measures.
TTM	Trailing twelve months
UK	United Kingdom
U.S.	United States
USD	U.S. dollar
WTI	West Texas Intermediate grade crude oil, used as a pricing benchmark for sales contracts and NYMEX oil futures contracts.